SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON JANUARY 20, 2015
As filed with the Securities and Exchange Commission on __________, 2014

Registration No. 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

CONFIDENTIAL DRAFT SUBMISSION NO. 3
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CODE REBEL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	7372	46-4825060
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Code Rebel Corporation
77 Ho’okele Street, Suite 102
Kahului, Hawaii 96732
(808) 871-6496
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
______________

Arben Kryeziu
President and Chief Executive Officer
Code Rebel Corporation
77 Ho’okele Street, Suite 102
Kahului, Hawaii 96732
(808) 871-6496
(Name, address, including zip code, and telephone number, including area code, of agent for service)
______________

Copies of all communications to:

Jack I. Kantrowitz, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 Telephone: (212) 335-4500 Fax: (212) 335-4501	Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Telephone: (212) 451-2300 Fax: (212) 451-2222 Email: sfeldman@olshanlaw.com

______________

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller reporting company	☑
(Do not check if a smaller reporting company)
_________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(1)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $0.0001 per share	2,000,000	$5.00	$10,000,000	$1,162

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. This registration statement shall also cover, pursuant to Rule 416 under the Securities Act of 1933, any additional shares of common stock that shall become issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

_________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated __________, 2014

PRELIMINARY PROSPECTUS
2,000,000 Shares
Common Stock

This is an initial public offering of 2,000,000 shares of common stock of Code Rebel Corporation.  Prior to this offering, there has been no public market for our common stock.

We expect that the initial public offering price will be $5.00 per share.

We have reserved the symbol “CDRB” for purposes of listing our common stock on the Nasdaq Capital Market and have applied to list our common stock on such exchange.  If the application is approved, trading of our common stock on the Nasdaq Capital Market is expected to begin within five days after the date of initial issuance of the common stock.  We will not close this offering without a listing approval letter from the Nasdaq Capital Market.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of losing your entire investment.  See “Risk Factors” beginning on page 9 to read about the risks you should consider before buying shares of our common stock.

We are an “emerging growth company” under applicable law and will be subject to reduced public company reporting requirements.  Please read the disclosures on page 4 of this prospectus for more information.

	Per Share	Total
Public offering price	$	$
Underwriting commissions	$	$
Proceeds to us, before expenses	$	$
_______________

(1)
For the purpose of estimating the underwriting commissions, we have assumed that the underwriters will receive their maximum commission on all sales made in this offering.  The underwriters will also be entitled to reimbursement of expenses up to a maximum of $_____.

(2)
We estimate the total expenses of this offering, excluding the underwriting commissions, will be approximately $250,000 if all 2,000,000 shares are sold in this offering.  Because this is a best efforts offering, the actual public offering amount, underwriting commissions and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above.  See “Underwriting” beginning on page 61 of this prospectus for more information on this offering and the underwriter arrangements.

Burnham Securities Inc. is acting as the representative of the underwriters for this offering.  The underwriters are selling shares of our common stock in this offering on a best efforts basis.  We do not intend to close this offering unless we sell at least a minimum number of 1,000,000 shares of common stock, at the price per share set forth in the table above, and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market.  This offering will terminate on _______, 2015 (60 days after the date of this prospectus), unless we sell the minimum number of shares of common stock set forth above before that date or we decide to terminate this offering prior to that date.  The gross proceeds of this offering will be deposited at _____ Bank in an escrow account established by us, until we have sold a minimum of 1,000,000 shares of common stock and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market.  Once we satisfy the minimum stock sale and Nasdaq listing conditions, the funds will be released to us. In the event we do not sell a minimum of 1,000,000 shares of common stock and raise minimum gross proceeds of $5,000,000 by _______, 2015, all funds received will be promptly returned to investors without interest or offset. See “Prospectus Summary - The Offering” on pages 6-7.

Delivery of the shares of our common stock  is expected to be made on or about _________, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

The date of this prospectus is _________, 2015

    iRAPP® client software allows an end user to simultaneously access a remote or locally-networked Mac computer while on a Windows-based computer.

    The iRAPP® Terminal Server solution allows multiple end users to simultaneously use one remote Mac computer.

________________

About this Prospectus

You should rely only on the information in this prospectus.  Neither we, nor the underwriters have authorized anyone to provide you with different information.  The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of our common stock.  Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

We are making offers to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted.  You should not consider this prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of our common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

This prospectus contains summaries of certain other documents, which summaries contain all material terms of the relevant documents and are believed to be accurate, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

The industry and market data used throughout this prospectus have been obtained from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. We believe that each of these studies and publications is reliable.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire prospectus, including the section entitled “Risk Factors,” before making a decision to invest in our common stock. Unless otherwise noted or unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “Code Rebel” refers to Code Rebel Corporation, together with its wholly-owned subsidiary, Code Rebel LLC, a Delaware limited liability company.

Our Company

Overview of Our Business

We develop, market and license our proprietary iRAPP® terminal services products that allow users of Windows-based personal computers (“PCs”) and Apple Inc. computers (“Macs”) to simultaneously access programs on their PCs and Macs through a single device using a single monitor, mouse and keyboard. Our software provides the seamless interaction of a remote or locally-networked Mac OS X server in a merged PC/Mac desktop environment. Our business strategy is closely tied to the continuing development and market penetration of Mac products into the enterprise and commercial business environments. We recently completed our product development phase and we are currently commercially marketing and licensing multiple software products grouped into three product families: client-side products, terminal server products and access products. Our iRAPP client-side products allow an end user to connect from a PC to a Mac remote desktop within the Windows environment. Our terminal services products enable a large number of end users to remotely access Mac computer applications and data stored on a central management server from a variety of computer and mobile electronic devices. Our access products provide additional connectivity and functionality to our terminal services products. We are committed to developing innovative technologies to simplify access and communication with and between virtually any computer, tablet or smartphone.

Terminal services enable a large number of end users to access computer applications and data that is stored on a central management server maintained by the information technology (“IT”) departments of an organization from remote locations on their own computer, tablet or smartphone. Often, multiple remote machines will simultaneously access and operate via a single piece of hardware, allowing for the more efficient use of IT resources. Remote users are typically able to use all of the capabilities of the central physical machines, and interaction with IT resources remotely provides the same experience as use of those resources on the local physical resources. Desktops, servers, storage devices and even networks and applications are all routinely accessed via terminal services today. Our services are comparable to the PC-to-PC terminal server products provided by larger competitors like Citrix Systems, Inc. and VMware, Inc.; however, we exclusively focus on Mac-to-PC related products and services. Our iRAPP terminal services products provide broader terminal services capabilities than our competitors, as they allow users to create multiple remote connections and multiple user sessions on a single server, view virtualization platforms in a blended mode, use Microsoft Corp.’s remote desktop protocol with iRAPP terminal server products, and print remotely.

Until recently, our market penetration has been limited among larger enterprise customers due to a trade secret misappropriation lawsuit initiated against us by a former competitor in 2011. Earlier this year, all such proceedings ended with judgments in our favor. We are currently gaining momentum following the litigation and, since this past June, customers including Bloomberg L.P., Wells Fargo & Co. and Morgan Stanley have increased their number of licenses of our software products. For the nine months ended September 30, 2014, our revenue was $175,553. With this offering, our strategy includes expanding our sales channels and marketing efforts with the goal of selling our full product families worldwide.

Our iRAPP® Product Solution

Our proprietary interactive remote application terminal services solution, or iRAPP®, allows one or more PC users to use applications on a single Mac remote desktop simultaneously via the iRAPP client or any standard compliant remote desktop protocol (“RDP”) client. iRAPP is a remote access software that allows users to view and fully interact with a remote or locally-networked Mac. We have developed and market the following products:

iRAPP Client-Side Products	iRAPP Terminal Server (TS) Products	iRAPP Access Products
● iRAPP Client for Mac OS X (connects client software to iRAPP or iRAPP TS) ● iRAPP Client for Windows (connects client software to iRAPP or iRAPP TS)

● iRAPP – single-user remote desktop server for Mac OS X (allows a single client to connect to a single server)

● iRAPP TS – multi-user terminal server for Mac OS X
(allows multiple clients to connect to a single server simultaneously)

● iRAPP Load Balancer
(allows multiple users to connect to multiple servers, using a single entry point; can be installed on Windows, Linux and Mac OS X)

● iRAPP Gateway (in development)
(allows multiple users to connect to multiple servers, using a single entry point and access a particular server within a corporate network through the user’s corporate email; can be installed on Windows, Linux and Mac OS X)

We developed our iRAPP protocol to overcome the disjointed user experience offered by conventional remote access technology. Instead of the siloed “desktop-within-a-desktop” interface, iRAPP provides an interactive and merged environment between PC and Mac work spaces, without additional hardware, training or orientation. The iRAPP user interface yields a seamless user experience allowing the user to remotely access specific Mac applications within the PC desktop environment in a cohesive manner. iRAPP is an authorized licensee of the Microsoft RDP, allowing iRAPP users to access the system with any RDP compliant device. Users gain the ability to integrate Mac software into a Windows-based IT infrastructure, allowing users to develop OS X/iOS applications, access remote documents, run shared business applications, perform quality assurance functions and control and maintain servers and personal computers remotely.

We believe the benefits to customers from our terminal services include lower IT costs, greater availability of a wide range of applications and a more automated and resilient systems infrastructure capable of responding dynamically to variable business demands. Our terminal services technologies address a range of complex IT problems that include cost and operational inefficiencies, facilitating access to cloud computing capacity, business continuity and corporate end-user computing device management. Our solutions enable organizations to aggregate multiple servers, storage infrastructure and networks together into shared pools of capacity that can be allocated dynamically, securely and reliably to applications as needed, increasing hardware utilization and reducing spending. Once created, these internal computing infrastructures, or “clouds,” can be dynamically linked by our customers to external computing resources that run on our terminal services platform. This reduces the amount of hardware needed by an enterprise, thereby cutting IT infrastructure costs, and creates a computing cloud of highly available internal and external computing resources that organizations can access on demand. We are currently exploring the possibility of applying for U.S. patents covering our iRAPP protocol.

Industry Overview and Target Markets

The terminal services and virtualization software market is currently dominated by vendors offering Windows-based solutions including Microsoft Corp., VMware, Inc., Red Hat, Inc. and Citrix Systems, Inc. While current terminal services and virtualization software primarily serve Windows operating systems, the software on which most PCs and enterprise servers operate, we are not aware of any competitors that directly service the PC to Mac enterprise virtualization marketplace, which we believe is a rapidly expanding market and is our target market. Based on the continued growth of the Mac enterprise market and the widespread adoption of Apple iPads and iPhones by enterprises, commercial businesses and government agencies, we believe our target market is correspondingly in a growth mode.

Growth and Expansion Strategy

With the increased use of Mac devices by businesses and other organizations, our focus on innovative Mac-enabling software products and the limited competition in the Mac terminal services market, we believe we are poised to increase our share of the terminal services market and the size of our business. We intend to pursue an aggressive growth strategy by:

Expanding our iRAPP terminal services and client products business. Having completed our product development phase, we are now focused on the overall growth of our iRAPP product sales, which have increased from $146,763 in 2013 to $175,553 during the first nine months of 2014, by bolstering our direct sales capabilities, expanding our network of resellers and distributors that provide iRAPP terminal services, and continuing to enhance our product families with innovative new features.

Accelerating our marketing and sales activities, in both the United States and internationally. Following this offering, we plan to immediately expand our internal sales and marketing capabilities and intensify direct sales efforts to increase awareness of our corporate products by businesses and individual consumers in the United States and internationally.

Capitalizing on the growth of Mac systems by businesses and organizations. We intend to capitalize on the anticipated growth of Apple’s enterprise business, which creates significant momentum for adoption of our terminal services.

Pursuing long-term strategic alliances and relationships in the industry. We are actively seeking to enter into collaborative development arrangements with other terminal services and virtualization services companies through which we can provide our remote access terminal services for Mac and Windows operating systems to accelerate the development and market acceptance of our products.

Continuing our commitment to quality and service. We expect to continue to provide the highest levels of quality control through ongoing improvements in our software engineering and technical support.

Acquiring complementary businesses. We intend to diversify our customer base, expand our technical capabilities and broaden the geographic areas we serve through future acquisitions of businesses, technologies and products that may enhance our terminal services. No such transactions are presently contemplated.

Although we believe we will be able to expand our customer base with a more significant direct sales force and by entering into agreements with more large enterprise customers to use our iRAPP products following this offering, there can be no assurance that any of the actions taken by us will result in a meaningful increase in the number of our customers, the average size of our individual contracts or, ultimately, our level of revenue. Even if we expand our customer base, there is no assurance that our products will be able to significantly penetrate the terminal services market or perform as anticipated in all computing environments or that we will be profitable. There can be no assurance that our proprietary iRAPP technology and product families will not be superseded in the future by new or competing technologies.

Our Revenue Model and Product Distribution

Our revenue model is based on the sale of software licenses and support and maintenance subscriptions. Enterprise customers currently pay a base license fee of $179 per user, per server (with a minimum of two user licenses required for each server license). Single-user customers pay a flat license fee of $79. iRAPP and iRAPP TS may be licensed by customers and immediately downloaded from our corporate ecommerce website. Customers also have the option to download our 14-day free trial via Apple’s office website.

Support and maintenance subscriptions are charged at 20% of the customer’s license fee, recurring annually. Subscribed customers receive the latest version of iRAPP for no additional payment with a valid support and maintenance contract in place. We offer a 25% discount on license fees for resellers, educational institutions and non-profit organizations.

We market and distribute our software products through direct sales and our reseller program. We presently have a network of 17 resellers located in nine countries. As of December 31 , 2014, we have distributed more than 18, 700 licenses for the use of our iRAPP terminal services products, including free-of-charge licenses for trial uses of our products. We estimate that, based on our experience, approximately 90% of our current licenses began as free-of-charge trial licenses that were subsequently converted to paid licenses. Our five largest customers (by revenue) are Bloomberg L.P., Wells Fargo & Co., Morgan Stanley, United Services Automobile Association and International Business Machines Corp. We have also licensed our software to educational institutions such as the University of California, University of Texas and University of Missouri.

Conversion of our Outstanding Notes

Unless otherwise indicated, this prospectus gives effect to the automatic conversion of $1,360,000 in aggregate principal amount of our 6% unsecured promissory notes issued to seven institutional and accredited investors in our 2014 private placement into an aggregate of 1,360,000 shares of our common stock contemporaneously with the closing of this offering. The financial statements of the company in this prospectus do not reflect the conversion of our 6% unsecured promissory notes. The effect of these conversions on our financial statements will essentially be to reduce our debt by $1,360,000 as of September 30, 2014, as a result of the extinguishment of the notes, and to increase our stockholders’ equity by $1,360,000 as at September 30, 2014, as a result of the issuance of the additional shares of common stock.

Implications of Being an “Emerging Growth Company”

As a public reporting company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, commonly known as the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•
are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and
•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act. Please see “Risk Factors,” page 22 (“We are an ‘emerging growth company’. . . .”).

    Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Further, under current SEC rules we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

Corporate Information

We were initially formed as a limited liability company in Hawaii in April 2007, and subsequently incorporated our company as Code Rebel Corporation in Delaware in May 2014. Our executive offices are located at 77 Ho’okele Street, Suite 102, Kahului, Hawaii 96732. Our telephone number is (808) 871-6496. Our website address is www.coderebel.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase our shares.

In addition to our iRAPP® trademark, this prospectus contains trade names and trademarks of other companies. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by us	Up to 2,000,000 shares
Proposed initial public offering price	$5.00 per share
Common stock outstanding prior to this offering	10,000,000 shares (1)
Best efforts offering
The underwriters are selling the shares of our common stock offered in this prospectus on a “best efforts” basis and are not required to sell any specific number or dollar amount of the shares offered by this prospectus, but will use their best efforts to sell such shares.  However, one of the conditions to our obligation to sell any of the shares through the underwriters is that, upon the closing of the offering, our common stock would qualify for listing on the Nasdaq Capital Market.  In order to list, the Nasdaq Capital Market requires that, among other criteria, at least 1,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of our common stock be at least $15.0 million, our stockholders’ equity after giving effect to the sale of our shares in this offering be at least $4.0 million, the bid price per share of our common stock be $4.00 or more, and there be at least three registered and active market makers for our common stock.  We do not intend to close this offering unless we sell a minimum of 1,000,000 shares of common stock and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market.

Common stock to be outstanding after this offering	13,360,00 shares (1)(2) (3)

Use of proceeds
Based on a proposed initial public offering price of $5.00 per share, which is the estimate of the purchase price at which we expect to offer our shares for sale under this prospectus, we estimate that the net proceeds to us from this offering, assuming we sell a minimum of 1,000,000 shares, will be approximately $4,400,000 and, assuming we sell all 2,000,000 shares, will be approximately $8,950,000, after payment of underwriting commissions and our estimated offering expenses.  However, this is a best efforts offering, and there is no assurance that we will sell any shares or receive any proceeds.

We intend to use the proceeds from this offering to:

• expand and increase our marketing efforts to promote the sale of our iRAPP products to both enterprise and consumer users;
• hire additional technical and marketing personnel and build our infrastructure;

• engage in collaborative development efforts to expand terminal services offerings to both PC and Mac enterprise and retail customers; and

• reduce the outstanding balance of our related party payable to Bump Networks.

Any remaining proceeds from this offering will be used for working capital and general corporate purposes. See “Use of Proceeds” for more information.

Escrow
The gross proceeds of this offering will be deposited at _____ Bank in an escrow account established by us. The funds will be held in escrow until we receive a minimum of $5,000,000 and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market, at which time the funds will be released to us.  Any funds received in excess of $5,000,000 and following the satisfaction of the Nasdaq listing requirements will immediately be available to us.  If we do not receive the minimum amount of $5,000,000 by ______, 2015 (60 days after the date of this prospectus) , all funds will be returned to purchasers in this offering on the next business day after the offering’s termination, without charge, deduction or interest.  Prior to _____, 2015, in no event will funds be returned to you.  You will only be entitled to receive a refund of your subscription if we do not raise a minimum of $5,000,000 and satisfy the Nasdaq listing conditions by ______, 2015.

Risk factors
Investing in our common stock involves a high degree of risk.  You should read the “Risk Factors” section of this prospectus beginning on page 9 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Capital Market symbol	CDRB (4)
______________

(1)
Excludes 2,000,000 shares of our common stock currently reserved for issuance under our 2014 Equity Incentive Award Plan, of which no shares have yet been granted. Also excludes 68,000 shares of our common stock that are issuable upon the exercise of outstanding warrants and up to _____ shares of our common stock issuable upon the exercise of warrants we expect to grant to the underwriters for this offering.

(2)	Includes 1,360,000 shares of our common stock to be issued upon the automatic conversion of our 6% unsecured promissory notes contemporaneously with the closing of this offering.
(3)	Assumes the sale of all 2,000,000 shares in this offering.
(4)	We have reserved the symbol “CDRB” in connection with our application to have our common stock listed on the Nasdaq Capital Market.

SUMMARY FINANCIAL DATA

The following tables set forth summary historical consolidated statement of operations and balance sheet data. The summary statement of operations data for fiscal years 2012 and 2013 are derived from our audited consolidated financial statements contained elsewhere in this prospectus. This summary historical financial data set forth below should be read together with the financial statements and the related notes, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Year ended December 31,		Nine Months ended September 30,
Statement of Operations Data:	2012	2013	2013	2014
	(audited)		(unaudited)
Revenue	$168,188	$146,763	$122,228	$175,553
Cost of revenue	173,990	129,278	96,773	80,241
Gross profit (loss)	(5,802)	17,485	25,455	95,312
Total operating expenses	138,933	578,083	423,320	474,265
Loss from operations	(144,735)	(560,598)	(397,865)	(378,953)
Total other expense	19,997	18,989	11,752	34,702
Net loss	$(164,732)	$(579,587)	$(409,617)	$(413,655)
Net loss per share (1)	$0.016	$0.058	$0.041	$0.041

		As of September 30, 2014
Balance Sheet Data:		Actual	As Adjusted - Minimum (2)	As Adjusted – Maximum (2)
		(unaudited)
Working capital		$127,890	$4,047,191	$8,097,191
Total assets		1,007,311	5,157,311	9,457,311
Total liabilities		2,219,459	645,288	395
Total stockholders’ equity (deficit)		(1,212,148)	4,512,023	9,062,023
_______________
(1)	Net loss per share is calculated on the basis of 10,000,000 shares of common stock being outstanding for each period presented. See Note 2 of Notes to Financial Statements.
(2)
Gives effect on an as adjusted basis to (i) the conversion of all our outstanding 6% unsecured promissory notes into 1,360,000 shares of our common stock contemporaneously with the closing of this offering, and (ii) the sale of a minimum of 1,000,000 shares and all 2,000,000 shares of our common stock in this offering at a proposed offering price of $5.00 per share and the initial application of the estimated net proceeds from this offering. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus and the documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering.  If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be harmed.  This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.  The risks described below and in the documents referenced above are not the only ones that we face.  Additional risks not presently known to us or that we currently deem immaterial may also affect our business.

Risks Related to Our Company and Our Industry

We have a limited operating history and therefore we cannot ensure the long-term successful operation of our business, and the likelihood of our success must be considered in light of the risks, expenses and difficulties frequently encountered by a small developing technology company.

We were initially formed as a limited liability company in Hawaii in April 2007, and subsequently incorporated in Delaware in May 2014.  For the year ended December 31, 2013, we had revenue of $146,763 and a net loss of $579,587.  At December 31, 2013, we had a total deficit of $798,493, an increase of $579,587 from December 31, 2012.  The total deficit increased further to $1,212,148 as of September 30, 2014.  For the nine-month period ended September 30, 2014, we had unaudited revenue of $175,553, compared to revenue of $122,228 for the comparable period in 2013.  We had a net loss of $413,655 for the nine months ended September 30, 2014, as compared to a net loss of $409,617 for the comparable period in 2013.  No assurance can be given that we will ever have significant levels of revenue or net income.  Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing technology companies in new and rapidly evolving markets, such as the terminal services, virtualization and digital media software markets in which we operate.  We must meet many challenges including:

•	establishing and maintaining broad market acceptance of our products and services and converting that acceptance into direct and indirect sources of revenue,

•	establishing and maintaining adoption of our technology on a wide variety of platforms and devices,

•	timely and successfully developing new products, product features and services and increasing the functionality and features of existing products and services,

•	developing services and products that result in high degrees of corporate client satisfaction and high levels of end-customer usage,

•	successfully responding to competition, including competition from emerging technologies and solutions,

•	developing and maintaining strategic relationships to enhance the distribution, features, content and utility of our products and services and

•	identifying, attracting and retaining talented technical and creative services staff at reasonable market compensation rates in the markets in which we employ.

Our business strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all. We cannot assure you that our business will be profitable or that we will ever generate sufficient revenue to meet our operating expenses and support our anticipated business activities.

We  have a significant payable to our affiliate, Bump Networks, Inc., and may not have sufficient financial resources to pay the remaining balance after this offering.

We have been historically dependent for substantially all of our financial support from Bump Networks, Inc., a Hawaii software development and consulting company indirectly controlled by Arben Kryeziu, our President and Chief Executive Officer.  As of September 30, 2014, we owed Bump Networks $617,758 in outstanding accounts payable for administrative, management and technical services provided to us.  Our outstanding accounts payable to Bump Networks does not currently accrue interest and does not have any fixed maturity date.  We expect to use  up to a maximum amount equal to 5% of the gross proceeds of this offering to reduce the outstanding balance of this related-party payable.  Accordingly, $250,000 of the amount payable to Bump Networks will be paid following the sale of a minimum of 1,000,000 shares of common stock and up to a maximum of $500,000 will be paid following the sale of all 2,000,000 shares in this offering.  This payment will indirectly personally benefit Mr. Kryeziu.  No assurance can be given that we will have sufficient financial resources, or will be able to arrange financing, to pay the remaining balance of this  payable after the offering, which could impair our relationship with Bump Networks.

We are dependent on Bump Networks technical employees and administrative personnel, and the loss of key personnel of Bump Networks other than those we intend to directly hire may impact our ability to develop and maintain our iRAPP software solution and could prevent us from implementing our business plan in a timely manner or at all .

We currently have only two full-time employees.  Substantially all of our administrative, management and technical support  is provided through the efforts of personnel and contractors employed or engaged by Bump Networks.   Since these services are provided by Bump Networks to us at the actual cost incurred by Bump Networks, the termination of such services, particularly  on short notice, would materially and adversely affect our business operations.

We are also substantially dependent on the continued service of our key development personnel, including consultants for Bump Networks, for product innovation and timely development and delivery of upgrades and enhancements to our existing products.  The market for expert software developers upon whom we rely has become increasingly competitive.  We generally do not have employment or non-competition agreements with our development personnel, and, therefore, they could terminate their employment with us at any time without penalty and could pursue employment opportunities with any of our competitors.  Changes to management can also lead to additional unplanned losses of key personnel .  The loss of key  personnel could seriously harm our ability to release new products on a timely basis and could significantly help our competitors.

If businesses do not find our terminal services solutions compelling, our revenue growth and operating margins will suffer.

We provide terminal services and remote access solutions.  As the market for remote access and virtualization services has matured, we have increasingly directed our product development and marketing toward products and services that enable businesses to utilize terminal services and virtualization as the foundation for cloud-based computing, management and automation of the delivery of IT resources and end-user computing. We are also investing in the development of products and services for the emerging platform as a service, or “PaaS,” and software as a service, or “SaaS,” markets.  Our success depends on enterprise and commercial businesses and government agencies, as well as individual customers, perceiving technological and operational benefits and cost savings associated with the increasing adoption of virtualization-based infrastructure and management solutions for cloud computing, application development and end-user computing.  In addition, to the extent that our terminal services and software solutions are not widely adopted or are accepted more slowly or less comprehensively than we expect, our ability to generate any significant revenues will be materially and adversely affected.

All of our revenue has come from our terminal services products including our iRAPP product line. Decreases in demand for our virtualization solutions could adversely affect our results of operations and financial condition.

To date, our license revenue has been minimal and has been derived from our cloud iRAPP terminal services solutions.  Although we expect that our iRAPP virtualization products and related enhancements and upgrades will achieve market acceptance, our ability to create demand for our products and solutions in the enterprise market could be materially and adversely affected by a number of factors, including:

•	improved products or product versions being offered by competitors in our markets;

•	competitive pricing pressures;

•	failure to release new or enhanced versions of our virtualization products on a timely basis, or at all;

•	technological change that we are unable to address with our virtualization products or that changes the way enterprises utilize our products; and

•	general economic conditions.

Because we have one operating and reportable business segment, our business, financial condition, results of operations and cash flows would, therefore, be adversely affected by a decline in demand for our iRAPP virtualization products.

Ongoing uncertainty regarding global economic conditions and the stability of regional financial markets may reduce information technology spending below current expectations and, therefore, adversely impact our revenues, impede end-user adoption of new products and product upgrades and adversely impact our competitive position.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers.  The purchase of our products is often discretionary and may involve a significant commitment of capital and other resources.  Weak economic conditions or significant uncertainty regarding the stability of financial markets could adversely impact our business, financial condition and results of operations in a number of ways, including by lengthening sales cycles, affecting the size of enterprise license agreements (“ELAs”) that customers will commit to, reducing the level of our non-ELA transactional sales, lowering prices for our products and services, reducing share sales and reducing the rate of adoption of our products by new customers and the willingness of current customers to purchase upgrades to our existing products.  The ongoing sovereign debt crisis in Europe threatens to suppress demand and our customers’ access to credit in that region, which is an important market for our products and services.  Additionally, in response to sustained economic uncertainty, many national and local governments that are current or prospective customers for our products and services, including the U.S. federal government, have also made, or announced plans to make, significant spending cutbacks which could reduce the amount of government spending on IT and the potential demand for our products and services from the government sector.

Ongoing economic uncertainty has also resulted in general and ongoing tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy and significant volatility in the credit, equity and fixed income markets.  As a result, current or potential customers may be unable to fund software purchases, which could cause them to delay, decrease or cancel purchases of our products and services.  Even if customers are willing to purchase our products and services, if they do not meet our credit requirements, we may not be able to record accounts receivable or unearned revenue or recognize revenues from these customers until we receive payment, which could adversely affect the amount of revenues we are able to recognize in a particular period.

We currently face and continue to expect to face substantial and increasing competition.

We face significant competition from many companies such as Microsoft Corp., VMware, Inc., Red Hat, Inc. and Citrix Systems, Inc., all of which are substantially larger, have significantly greater technical and financial resources than  we do  and are better positioned to continue investment in competitive technologies.  These and many of our other current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do.

For example, Citrix Systems continues to enhance its SaaS, virtualization and remote desktop solutions. International Business Machines Corp., Google Inc. and Amazon.com, Inc. have existing cloud computing offerings and announced new cloud computing initiatives.  Red Hat has released commercial versions of Linux that have virtualization capabilities as part of the Linux kernel and has also announced plans for cloud computing products.  Even though those virtualization solutions are not a part of the terminal services market, any virtualization solution can affect terminal services and remote access market indirectly.

We believe the key competitive factors in the virtualization and cloud computing markets include:

•	the level of reliability, security and new functionality of product offerings;

•	the ability to provide comprehensive solutions, including management and security capabilities;

•	the ability to offer products that support multiple hardware platforms, operating systems, applications and application development frameworks;

•	the ability to deliver an intuitive end-user experience for accessing data, applications and services from a wide variety of end-user devices;

•	the ability to effectively run traditional IT applications and emerging applications;

•	the proven track record of formulating and delivering a roadmap of virtualization and cloud computing capabilities;

•	pricing of products, individually and in bundles;

•	the ability to attract and preserve a large installed base of customers;

•	pricing of products, individually and in bundles;

•	the ability to attract and preserve a large number of application developers to develop to a given cloud ecosystem;

•	the ability to create and maintain partnering opportunities with hardware vendors, infrastructure software vendors and cloud service providers;

•	the ability to develop robust indirect sales channels; and

•	the ability to attract and retain cloud, virtualization and systems experts as key employees.

Existing and future competitors may introduce products in the same markets we serve or intend to serve, and competing products may have better performance, lower prices, better functionality and broader acceptance than our products.  Our competitors may also add features to their virtualization, end-user and cloud computing products similar to features that presently differentiate our product offerings from theirs.  This competition could result in increased pricing pressure and sales and marketing expenses, thereby materially reducing our operating margins, and could harm our ability to increase, or cause us to lose, market share.  Increased competition also may prevent us from entering into or renewing service contracts on terms similar to those that we currently offer and may cause the length of our sales cycle to increase. Some of our competitors and potential competitors supply a wide variety of products to, and have well-established relationships with, our current and prospective end users.  For example, small to medium sized businesses and companies in emerging markets that are evaluating the adoption of virtualization-based technologies and solutions may be inclined to consider Microsoft solutions because of their existing use of Windows and Office products.  Some of these competitors have in the past and may in the future take advantage of their existing relationships to engage in business practices that make our products less attractive to our end users.

Our current product development efforts may not produce significant revenue for several years, if at all.

Developing our products is expensive.  Our investment in product development may not result in marketable products or may result in products that take longer to generate revenue, or may generate less revenue, than we anticipate.  Our future plans include significant investments in software research and development and related product opportunities.  We believe we must continue to dedicate a significant amount of resources to our development efforts to maintain our competitive position.  However, we may not receive significant revenue from these investments for several years, if at all.

Our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

While we anticipate licensees of our products to renew support and maintenance subscriptions on at least an annual basis, the timing of new product purchases and support subscriptions are not subject to a typical sales cycle.  Accordingly, our revenues are difficult to predict.  We expect our future sales and marketing efforts involve and will involve educating our customers about the use and benefit of our products, including their technical capabilities, potential cost savings to an organization and advantages compared to lower-cost products offered by our competitors. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays.  Moreover, the greater number of competitive alternatives, as well as announcements by our competitors that they intend to introduce competitive alternatives at some point in the future, can lengthen customer procurement cycles, cause us to spend additional time and resources to educate end users on the advantages of our product offerings and delay product sales.  Economic downturns and uncertainty can also cause customers to add layers to their internal purchase approval processes, adding further time to a sales cycle.  These factors can have an impact on the timing and length of our sales cycles.

We may not be able to scale our business quickly enough to meet our customers’ growing needs and, if we are not able to grow efficiently, our operating results could be harmed.

As usage of our software grows and as customers use our solutions, we will need to devote additional resources to improving our application architecture, integrating with third-party systems and maintaining infrastructure performance.  In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base, particularly as our customer demographics expand over time.  Any failure of or delay in these efforts could cause impaired system performance and reduced customer satisfaction.  These issues could reduce the attractiveness of our marketing software to customers, resulting in decreased sales to new customers, lower renewal rates by existing customers, the issuance of service credits, or requested refunds, which could adversely affect our revenue growth and harm our reputation.  Even if we are able to upgrade our systems and expand our staff, any such expansion will be expensive and complex, requiring management time and attention.  We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure.  Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems.  We cannot be sure that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce revenue and our margins and adversely affect our financial results.

Because we recognize revenue from subscriptions over the term of the relevant license, downturns or upturns in sales are not immediately reflected in full in our operating results.

As a subscription-based business, we recognize revenue over the term of each of our licenses.  As a result, much of the revenue we report each quarter results from licenses entered into during previous quarters.  Consequently, a shortfall in demand for our solutions and professional services or a decline in new or renewed subscriptions for the support of existing licenses in any one quarter may not significantly reduce our revenue for that quarter but could negatively affect our revenue in the future.  Accordingly, the effect of significant downturns in new sales or renewals of our marketing software will not be reflected in full in our operating results until future periods.  Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable term of the licenses.

If we fail to establish our iRAPP brand, our ability to expand our customer base will be impaired and our results of operations  financial condition may suffer.

We believe development of our iRAPP brand is critical to achieving widespread awareness of our existing and future infrastructure software solutions and, as a result, is important to attracting new customers and maintaining existing customers.  We also believe that the importance of brand recognition will increase as competition in our market increases.  Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful infrastructure software at competitive prices.  In the past, our efforts to build our brand have involved significant expenses.  Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand.  In addition, to sell to and service our customers, we utilize a combination of internal personnel and third-party service providers, as well as indirect sales partners that pursue additional channel, agency and OEM distribution partnerships.  These third-party service providers and indirect sales partners, who are not in our control, may harm our reputation and damage our brand perception in the marketplace. If we fail to successfully promote and maintain our brand, our business could suffer.

If we fail to offer high-quality technical and customer support, our business and reputation may be harmed.

High-quality technical and customer support is important for the successful marketing and sale of our products and for the renewal of existing customers.  Providing this education and support requires that our customer support personnel have specific marketing domain knowledge and expertise, making it more difficult for us to hire qualified personnel and to scale up our support operations due to the extensive training required.  The importance of high-quality customer support will increase as we expand our business and pursue new customers.  If we do not help our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell additional functionality and services to existing customers may suffer and our reputation with existing or potential customers may be harmed.

If we fail to forecast our revenue accurately due to lengthy sales cycles, or if we fail to match our expenditures with corresponding revenue, our operating results could be adversely affected.

We have a very limited history upon which to base forecasts of future revenue.  In addition, for our enterprise and commercial customers, the lengthy sales cycle for the evaluation and implementation of our solutions, which typically extends for several months, may also cause us to experience a delay between increasing operating expenses for such sales efforts, and, upon successful sales, the generation of corresponding revenue.  Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors.  As a result, our operating results in future reporting periods may be significantly below the expectations of the public market, equity research analysts or investors, which could harm the price of our common stock.

Shifts over time in the mix of sizes or types of organizations that purchase our products or changes in the components of our solutions purchased by our customers could negatively affect our operating results.

Our strategy is to sell our infrastructure software to organizations of broadly different sizes.  Our gross margins can vary depending on numerous factors related to the implementation and use of our infrastructure software, including the sophistication and intensity of our customers’ use of our solutions and the level of professional services and support required by a customer.  Providing professional services to enterprises allows us to utilize our staff more efficiently than is the case in providing professional services to other customers or in other contexts; consequently, an increase in providing professional services to enterprises could impact our overall gross margin.  Sales to enterprise and commercial customers may also entail longer sales cycles and more significant selling efforts.  If the mix of organizations that purchase our solutions changes, or our customers change the mix of solution components they purchase, our gross margins could decrease and our operating results could be adversely affected.

If we are unable to penetrate the business-to-consumer market and additional vertical industries, our revenue may not grow and our operating results may be harmed.

An important part of our growth strategy is to penetrate the business to consumer (“B2C”) market for the growing number of consumers using MAC laptop computers, iPads and mobile devices.  We have less experience in this market, and our future ability to expand into them may require us to develop additional features for our products, expand our expertise in certain areas, and add sales and support personnel possessing familiarity with this market.  In addition, B2C customers may have greater usage requirements which could put pressure on our systems and infrastructure and require us to expand these systems and infrastructure to meet increased demand.  As a result of these and other factors, our efforts to expand further into the B2C market and further into additional vertical industries may be expensive, may not succeed and may harm our revenue growth and operating results.

The loss of the services of Arben Kryeziu or the failure to attract additional key individuals would materially and adversely affect our business operations and prospects.

Our financial success is dependent to a significant degree upon the efforts of Arben Kryeziu, our Chairman, President and Chief Executive Officer.  We have entered into an employment agreement with Mr. Kryeziu.  Nevertheless, there can be no assurance that Mr. Kryeziu will continue to provide services to us.  It is expected that Mr. Kryeziu will devote approximately half of his working time to our company (or a minimum of 20 hours per week on average) and that the balance of Mr. Kryeziu’s working time may be devoted to other business and investment activities.  A voluntary or involuntary termination of employment could have a materially adverse effect on our business operations if we were not able to attract a qualified replacement for him in a timely manner.  At present, we do not maintain a key-man life insurance policy for Mr. Kryeziu but are in the process of obtaining such insurance.

Arben Kryeziu, our Chairman, President and Chief Executive Officer, will devote only half of his time to our business, which may cause conflicts of interest with regard to obtaining business opportunities and the amount of time spent on other activities.

Arben Kryeziu, our Chairman, President and Chief Executive Officer, will devote only half of his working time to our company.  The balance of his working time will be spent in other business and investment activities, as described in his biography appearing in the “Management” section of this prospectus.  While we believe that our business is distinguishable from those other companies’ activities, and that we do not compete in the markets in which his other activities compete, Mr. Kryeziu may have potential conflicts of interest with respect to potential business opportunities that may become available to him, or to our company and those other activities.  Moreover, while Mr. Kryeziu has agreed to devote half of his working time to our company, potential conflicts of interest also include the amount of time and effort devoted by him to his other activities.  We may be negatively affected if Mr. Kryeziu chooses to place the interests of his other activities before those of our company.  Our independent directors are aware of these potential conflicts of interest and are responsible for reviewing and resolving them on a case by case basis whenever they may arise.  The failure of our independent directors to resolve any conflicts of interest in favor of our company could negatively impact our business and results of operations.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth, and our compensation expenses may increase.

To execute on our strategy, we must continue to attract and retain highly qualified personnel.  Competition for these personnel is intense, especially for senior sales executives and engineers with high levels of experience in designing and developing software.  We may not be successful in attracting and retaining qualified personnel.  We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.  Many of the companies with which we compete for experienced personnel have greater resources than we do. Technical personnel are also aggressively recruited by other startup and emerging growth companies, which are especially active in many of the technical areas and geographic regions in which we conduct product development.  In addition, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the stock-based compensation they are to receive in connection with their employment.  Declines in the value of our common stock could adversely affect our ability to attract or retain key employees and result in increased employee compensation expenses.

Our success depends upon our ability to develop new products and services, integrate acquired products and services, enhance our existing products and services and develop appropriate business and pricing models.

If we are unable to develop new products and services, integrate acquired products and services or enhance and improve our products and support services, in a timely manner, or position or price our products and services to meet market demand, customers may not buy new software licenses from us, update to new versions of our software or renew product support.  In addition, IT standards from both consortia and formal standards-setting forums as well as de facto marketplace standards are rapidly evolving.  We cannot provide any assurance that the standards on which we choose to develop new products will allow us to compete effectively for business opportunities in emerging areas such as cloud computing.

New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

•	managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected;

•	managing customers’ transitions to new products, which can result in delays in their purchasing decisions;

•	adapting to emerging and evolving industry standards and to technological developments by our competitors and customers;

•	entering into new or unproven markets with which we have limited experience;

•	tailoring our business and pricing models appropriately as we enter new markets and respond to competitive pressures and technological changes;

•	incorporating and integrating acquired products and technologies; and

•	developing or expanding efficient sales channels.

In addition, if we cannot adapt our business models to keep pace with industry trends, our revenues could be negatively impacted.  For example, if we increase our adoption of subscription-based pricing models for our products, we may fail to set pricing at levels appropriate to maintain our revenue streams or our customers may choose to deploy products from our competitors that they believe are priced more favorably.  Additionally, we may fail to accurately predict subscription renewal rates or their impact on results, and because revenue from subscriptions is recognized for our services over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our results.  As we offer more products that depend on converting users of free services to users of premium services and as such services grow in size, our ability to maintain or improve and to predict conversion rates will become more important.

We rely on third-party software that is required for the development and deployment of our software, which may be difficult to obtain or which could cause errors or failures of our software.

We rely on software licensed from or hosted by third parties, including Microsoft, to offer our software. We may also need to obtain licenses from third parties to use intellectual property associated with the development of our software, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software or intellectual property, including the software and intellectual property we currently license from Microsoft, which is required for the development, maintenance and delivery of our software, could result in delays in the provision of our software until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our software, which could harm our business.

Breaches of cybersecurity systems could degrade our ability to conduct our business operations and deliver products and services to our customers, delay our ability to recognize revenue, compromise the integrity of our software products, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We increasingly depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and product development activities to our marketing and sales efforts and communications with our customers and business partners.  Cyberattacks on our IT systems or the IT systems of third-party contractors could threaten to misappropriate our proprietary information and cause interruptions of our IT services.  Because the techniques used to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system.  We have also outsourced certain business functions to third-party contractors, and our business operations also depend, in part, on the success of our contractors’ own cybersecurity measures.  Similarly, we rely upon distributors, resellers, system vendors and systems integrators to sell our products and our sales operations depend, in part, on the reliability of their cybersecurity measures. Additionally, we depend upon our employees to appropriately handle confidential data and deploy our IT resources in safe and secure fashion that does not expose our network systems to security breaches and the loss of data.  Accordingly, if our cybersecurity systems and those of our contractors fail to protect against unauthorized access, sophisticated cyberattacks and the mishandling of data by our employees and contractors, our ability to conduct our business effectively could be damaged in a number of ways, including:

•	sensitive data regarding our business, including intellectual property and other proprietary data, could be stolen;

•
our electronic communications systems, including email and other methods, could be disrupted, and our ability to conduct our business operations could be seriously damaged until such systems can be restored and secured;

•	our ability to process customer orders and electronically deliver products and services could be degraded, and our distribution channels could be disrupted, resulting in delays in revenue recognition;

•
defects and security vulnerabilities could be exploited or introduced into our software products, thereby damaging the reputation and perceived reliability and security of our products and potentially making the data systems of our customers vulnerable to further data loss and cyber incidents; and

•	personally identifiable data of our customers, employees and business partners could be stolen or lost.

If any of the above events occur, we could be subject to significant claims for liability from our customers, regulatory actions from governmental agencies, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed.  Also, the regulatory and contractual actions, litigations, investigations, fines, penalties and liabilities relating to data breaches that result in losses of personally identifiable or credit card information of users of our services can be significant in terms of fines and reputational impact and necessitate changes to our business operations that may be disruptive to us.  Additionally, we could incur significant costs in order to upgrade our cybersecurity systems and remediate damages.  Consequently, our financial performance and results of operations could be adversely affected.

Our software products are highly technical and may contain errors, defects or security vulnerabilities which could cause harm to our reputation and adversely affect our business.

Our software products are highly technical and complex and, when deployed, have contained and may contain errors, defects or security vulnerabilities.  Some errors in our products may only be discovered after a product has been installed and used by customers.  Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenues or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, financial condition and results of operations.

In early 2013, we experienced issues with a graphics processing algorithm used in our iRAPP software, which resulted in content not displaying properly, hidden sessions not functioning correctly and remote printing problems. Consequently, rather than working on a new edition of our iRAPP software, we were forced to spend the first six months of 2013 fixing the faulty algorithm and providing customers with temporary software repairs. Our software development plans and software sales were delayed due to having to fix the faulty algorithm. We have not quantified the financial impact of our development and sales delays.  Although the technical algorithm issues were fully resolved and a new edition of our iRAPP software was released in November 2013, if similar problems with our software offerings were to arise, they could have a material and adverse effect on our business.

Undiscovered vulnerabilities in our products could expose them to hackers or other unscrupulous third parties who develop and deploy viruses, worms, and other malicious software programs that could attack our products.  Actual or perceived security vulnerabilities in our products could harm our reputation and lead some customers to return products, to reduce or delay future purchases or to use competitive products.  End users, who rely on our products and services for the interoperability of enterprise servers and applications that are critical to their information systems, may have a greater sensitivity to product errors and security vulnerabilities than customers for software products generally.  Any security breaches could lead to interruptions, delays and data loss and protection concerns. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners.  Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld and customers and channel partners may seek indemnification from us for their losses and those of their customers.  Defending a lawsuit, regardless of its merit, is costly and time-consuming and may divert management’s attention and adversely affect the market’s perception of us and our products.  In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, financial condition and results of operations could be adversely impacted.

If operating system and hardware vendors do not cooperate with us or we are unable to obtain early access to their new products or to certain information about their new products to ensure that our software interoperates with those products, our product development efforts may be delayed or foreclosed.

Our products interoperate with Windows and other operating systems and the hardware devices of numerous manufacturers.  Developing products that interoperate properly requires substantial partnering, capital investment and employee resources, as well as the cooperation of the vendors or developers of the operating systems and hardware.  Operating system and hardware vendors may not provide us with early access to their technology and products, assist us in these development efforts or share with or sell to us any application programming interfaces, or APIs, formats, or protocols we may need.  If they do not provide us with the necessary early access, assistance or proprietary technology on a timely basis, we may experience product development delays or be unable to expand our products into other areas.  To the extent that software or hardware vendors develop products that compete with ours, they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary APIs, protocols or formats or engage in practices to actively limit the functionality, or compatibility, and certification of our products.  To the extent that we enter into collaborations or joint development and marketing arrangements with certain hardware and software vendors, vendors who compete with our collaborative partners may similarly choose to limit their cooperation with us.  In addition, hardware or operating system vendors may fail to certify or support or continue to certify or support our products for their systems.  If any of the foregoing occurs, our product development efforts may be delayed or foreclosed and our business and results of operations may be adversely affected.

We rely on distributors and resellers to sell our products, and our failure to effectively develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could cause a reduction in the number of end users of our products.

Our future success is highly dependent upon maintaining and increasing the number of our relationships with distributors and resellers.  Because we rely on distributors and resellers, we may have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements, estimate end-user demand and respond to evolving customer needs.

Our competitors may be effective in providing incentives to existing and potential channel partners to favor products of our competitors or to prevent or reduce sales of our products.  Certain system vendors now offer competing virtualization products preinstalled on their server products.  Additionally, our competitors could attempt to require key distributors to enter into exclusivity arrangements with them or otherwise apply their pricing or marketing leverage to discourage distributors from offering our products.  Accordingly, our channel partners may choose not to offer our products exclusively or at all.  Our failure to maintain and increase the number of relationships with channel partners would likely lead to a loss of end users of our products which would result in us receiving lower revenues from our channel partners.  If we were to lose the distribution services of a significant distributor, such loss could have a negative impact on our results of operations until such time as we arrange to replace these distribution services with the services of existing or new distributors.

Our ability to raise capital in the future may be limited, and a failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate.  In the future, we may need to raise additional funds to invest in future growth opportunities.  Additional financing may not be available on favorable terms, if at all.  If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results.  If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations.

Our business is subject to a variety of United States and international laws and regulations regarding data protection.

Our business is subject to federal, state and international laws and regulations regarding privacy and protection of personal data.  We and our third-party contractors collect contact and other personal or identifying information from our customers. Additionally, in connection with some of our new product initiatives, our customers may use our services to store and process personal information and other user data.  We post, on our websites, our privacy policies and practices concerning our treatment of personal data.  We also often include privacy commitments in our contracts.  Any failure by us to comply with our posted privacy policies, other federal, state or international privacy-related or data protection laws and regulations, or the privacy commitments contained in our contracts could result in proceedings against us by governmental entities or others which could have a material adverse effect on our business, financial condition and results of operations.  In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business.

It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our data practices.  If so, in addition to the possibility of fines and penalties, a governmental order requiring that we change our data practices could result, which, in turn, could have a material adverse effect on our business.  Compliance with such an order may involve significant costs or require changes in business practices that result in reduced revenue.  Noncompliance could result in penalties being imposed on us or we could be ordered to cease conducting the noncompliant activity.

In addition to government regulation, privacy advocacy and industry groups or other third parties may propose new and different self-regulatory standards that either legally or contractually apply to our customers or us.  Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and standards, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.

Additionally, our terminal services technology is used by cloud computing vendors, and we have expanded our involvement in the delivery and provision of cloud computing through business alliances with various providers of cloud computing services and software and expect to continue to do so in the future.  The application of U.S. and international data privacy laws to cloud computing vendors is uncertain, and our existing contractual provisions may prove to be inadequate to protect us from claims for data loss or regulatory noncompliance made against cloud computing providers who we may partner with.  Accordingly, the failure to comply with data protection laws and regulations by our customers and business partners who provide cloud computing services could have a material adverse effect on our business.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology.  We rely on trade secret and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection.  As such, despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States.  In addition, we rely on confidentiality or license agreements with third parties in connection with their use of our products and technology.  There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights.

Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible.  Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, financial condition and results of operations, and there is no guarantee that we would be successful.  Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than we do.  Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in a substantial loss of our market share.

Our use of “open source” software in our products could negatively affect our ability to sell our products and subject us to possible litigation.

A small portion of the products, technologies or services acquired, licensed, developed or offered by us may incorporate so-called “open source” software, and we may incorporate open source software into other products in the future.  Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, “Apache-style” licenses, “BSD-style” licenses and other open source licenses.  We monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend.  Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of most of these licenses, and, therefore, the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our products and technologies.

If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations.  Although we have received inquiries regarding open source license compliance for software used in our products, no formal legal proceedings that would have a material impact on our results of operations or financial condition have been filed.  However, there can be no assurance that actions will not be taken in the future.  If our defenses were not successful, we could be subject to significant damages, enjoined from the distribution of our products that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products.  In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours.

In addition to risks related to license requirements, usage of open source software exposes us to risks that differ from the use of third-party commercial software because open source licensors generally do not provide warranties or assurance of title or controls on the origin of the software.  In addition, many of the risks associated with usage of open source software such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business.  We have established processes to help address these risks, including a review process for screening requests from our development organizations for the use of open source and conducting appropriate due diligence of the use of open source software in the products developed by companies we acquire, but we cannot ensure that all open source software is submitted for approval prior to use in our products or is discovered during due diligence.

Our growth strategy depends, in part, on our acquiring businesses, products and technologies and expanding their existing operations, which we may be unable to do.

Our growth strategy is based, in part, on our ability to acquire or invest in businesses, products and technologies. The success of this acquisition strategy will depend, in part, on our ability to accomplish the following:

•	identify suitable businesses or assets to buy;

•	complete the purchase of those businesses on terms acceptable to us;

•	complete the acquisition(s) in the time frame and within the budget we expect; and

•	improve the results of operations of each of the businesses that we buy and successfully integrate its operations on an accretive basis.

There can be no assurance that we will be successful in any or all of the steps above. Our failure to successfully implement our acquisition strategy could have an adverse effect on other aspects of our business strategy and our business in general. We may not be able to find appropriate acquisition candidates, accretively acquire those candidates that we identify or integrate acquired businesses effectively and profitably.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

In order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we need to maintain our processes and systems and adapt them to changes as our business changes and we rearrange management responsibilities and reorganize our business accordingly.  We may seek to automate certain processes to improve efficiencies and better ensure ongoing compliance but such automation may itself disrupt existing internal controls and introduce unintended vulnerability to error or fraud.  This continuous process of maintaining and adapting our internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention.  We cannot be certain that our internal control measures will continue to provide adequate control over our financial processes and reporting and ensure compliance with Section 404.  Further, as our business changes and as we expand through acquisitions of other companies, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls overall remain effective.  Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  If we or our independent registered public accounting firm identify material weaknesses, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price.  In addition, if we are unable to continue to comply with Section 404, our non-compliance could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the Nasdaq Stock Exchange and the inability of registered broker-dealers to make a market in our common stock, which could reduce our stock price.

Problems with our information systems could interfere with our business that could adversely impact our operations.

We rely on our information systems and those of third parties for processing customer orders, delivery of products, providing services and support to our customers, billing and tracking our customers, fulfilling contractual obligations and otherwise running our business.  Any disruption in our information systems and those of the third parties upon whom we rely could have a significant impact on our business.  In addition, we continuously work to enhance our information systems.  The implementation of these types of enhancements is frequently disruptive to the underlying business of an enterprise, which may especially be the case for us due to the size and complexity of our business.  Any disruptions relating to our systems enhancements, particularly any disruptions impacting our operations during the implementation period, could adversely affect our business in a number of respects.  Even if we do not encounter these adverse effects, the implementation of these enhancements may be much more costly than we anticipated.  If we are unable to successfully implement the information systems enhancements as planned, our financial condition, results of operations and cash flows could be negatively impacted.

Changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects, including changes to our previously filed financial statements, which could cause our stock price to decline.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.  These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance.  A change in these principles or guidance, or in their interpretations, may have a significant effect on our reported results and retroactively affect previously reported results.

Being a public company results in additional expenses and diverts management’s attention, and could also adversely affect our ability to attract and retain qualified directors.

We will be a public reporting company after the closing of this offering.  As a public reporting company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934.  These requirements generate significant accounting, legal and financial compliance costs, and make some activities more difficult, time consuming or costly, and may place significant strain on our personnel and resources.  The Securities Exchange Act of 1934 requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.  In order to establish the requisite disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required.

As a result, management’s attention may be diverted from other business concerns, which could have an adverse and even material effect on our business, financial condition and results of operations.  These rules and regulations may also make it more difficult and expensive for us to obtain director and officer liability insurance.  If we are unable to obtain appropriate director and officer insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent, could be adversely impacted.

We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of some other public companies. As a result of this and other reduced disclosure requirements applicable to emerging growth companies, our securities may be less attractive to investors.

As a public reporting company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or the JOBS Act.  An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies.  In particular, as an emerging growth company we:

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•
are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•
are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A; and

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.  Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules.  For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, or such earlier time that we no longer meet the definition of an emerging growth company.  In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion in principal amount of non-convertible debt over a three-year period.  Further, under current SEC rules we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

We cannot predict if investors will find our securities less attractive due to our reliance on these exemptions.  If investors were to find our securities less attractive as a result of our election, we may have difficulty raising all of the proceeds we seek in this offering.

Risks Related to our Securities and this Offering

The best efforts structure of this offering may yield insufficient gross proceeds to fully execute on our business plan.

The underwriters are offering shares of our common stock in this offering on a best efforts basis.  The underwriters are not required to sell any specific number or dollar amount of common stock, but will use their best efforts to sell the shares offered by us.  It is a condition to this offering that, upon the closing of the offering, our common stock would qualify for listing on the Nasdaq Capital Market.  In order to list, the Nasdaq Capital Market requires that, among other criteria, at least 1,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of our common stock be at least $15.0 million, our stockholders’ equity after giving effect to the sale of our shares in this offering be at least $4.0 million, the bid price per share of our common stock be $4.00 or more, and there be at least three registered and active market makers for our common stock.  As a “best efforts” offering, there can be no assurance that we will successfully raise this minimum amount, that the offering will satisfy the listing conditions required to trade our common stock on the Nasdaq Capital Market or that the offering contemplated by this prospectus will ultimately be completed or will result in any proceeds being made available to us.

The success of this offering will impact, in large part, our ability to cover expenses and  finance operations over the next 12 to 24 months.  If no shares are sold in this offering, or if we sell only the minimum number of shares yielding insufficient gross proceeds, we may be unable to cover our expenses, sufficiently fund operations or fully execute on our business plan.  This could potentially result in a material adverse effect on our business, prospects, financial condition and results of operations.

Since our common stock has not been publicly traded before this offering, the price of our common stock may be subject to wide fluctuations.

Before this offering, there was no public market for our common stock.  Even though we have applied to list our shares on the Nasdaq Capital Market, we cannot be certain that our common stock will be so listed.  Even if our common stock is listed on the Nasdaq Capital Market, an active trading market for our common stock may not develop following this offering and any such listing.  You may not be able to sell your shares quickly or at the current market price if trading in our stock is not active.  You may lose all or a part of your investment.  The initial public offering price was arbitrarily determined based on negotiations between us and the underwriters.  The market price of our common stock after the offering will likely vary from the initial offering price and is likely to be highly volatile and subject to wide fluctuations in response to a variety of factors and risks, many of which are beyond our control.  See “Underwriting.”  In addition to the risks noted elsewhere in this prospectus, some of the other factors affecting our stock price may include:

•	variations in our operating results;

•	the level and quality of securities analysts’ coverage for our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us; and

•	future sales of our common stock.

For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance.  In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against the public company.  Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management’s attention.  You may not receive a positive return on your investment when you sell your shares and you may lose the entire amount of your investment.

The concentration of our common stock ownership by our current management will limit your ability to influence corporate matters.

Upon completion of this offering, and assuming the conversion of all our outstanding 6% unsecured promissory notes contemporaneously with the closing of this offering, our directors and executive officers will beneficially own and will be able to vote in the aggregate approximately 44.2% of our outstanding common stock.  As such, our directors and executive officers, as stockholders, will continue to have the ability to exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares of common stock.  This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial.  In addition, such concentrated control could discourage others from initiating changes of control.  In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

Our Board of Directors’ ability to issue “blank check” preferred stock and any anti-takeover provisions we adopt may depress the value of our common stock.

Our certificate of incorporation authorizes 5,000,000 shares of “blank check” preferred stock.  This means that our Board of Directors has the power to issue any or all of the shares of such preferred stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval, subject to certain limitations on this power under the listing requirements of the Nasdaq Stock Market.  The authority of our Board of Directors to issue “blank check” preferred stock, along with any future anti-takeover measures we may adopt, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company that are not approved by our Board of Directors.  As a result, our stockholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of our common stock and the voting and other rights of our stockholders may also be affected.  See “Description of Capital Stock.”

You will experience immediate and substantial dilution in the value of the shares of common stock you purchase.

The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock.  Purchasers of common stock in this offering will experience immediate and substantial dilution on a book value basis.  The dilution will be $5.09 per share in the net tangible book value per share of common stock based on a proposed $5.00 initial public offering price, which is the estimate of the purchase price at which we expect to offer our shares for sale under this prospectus, and assuming, for purposes of the dilution calculations contained in this prospectus, the conversion of our outstanding 6% unsecured promissory notes into an aggregate of 1,360,000 shares of our common stock contemporaneously with the closing of this offering.  If stock options and warrants to purchase shares of common stock are exercised, there would be further dilution.  See “Dilution.”

Even if listed, our common stock could be delisted from the Nasdaq Capital Market, which delisting could hinder your ability to obtain accurate quotations on the price of our common stock, or dispose of our common stock in the secondary market.

Although we have applied to list our common stock on the Nasdaq Capital Market, we cannot guarantee that our common stock will be so listed or that an active public market for our common stock will develop following this offering and any such listing.  In order to maintain any listing on the Nasdaq Capital Market, we must register at least one bid for our common stock at a price that equals or exceeds $4.00 per share on the day our common stock is first quoted on the Nasdaq Capital Market. Thereafter, our common stock must sustain a minimum bid price of at least $1.00 per share and we must satisfy the other requirements for continued listing on the Nasdaq Capital Market.  In the event our common stock is delisted from the Nasdaq Capital Market, trading in our common stock could thereafter be conducted in the over-the-counter markets on a trading tier of the OTC Markets or the OTC Bulletin Board.  In such event, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, and there would likely be a reduction in the coverage of our company by security analysts and the news media, thereby resulting in lower prices for our common stock than might otherwise prevail.

Because we do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.

We presently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.  As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment.  If an active and liquid trading market does not develop, you may be unable to sell your shares of common stock at or above the initial public offering price or at the time you would like to sell.

The protection provided by the federal securities laws relating to forward-looking statements does not apply to us. The lack of this protection could harm us in the event of an adverse outcome in a legal proceeding relating to forward-looking statements made by us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to certain issuers, including issuers that do not have their equity traded on a recognized national securities exchange.  Our common stock does not trade on any recognized national securities exchange.  As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.  The lack of this protection in a contested proceeding could harm our financial condition.

Risk s Relating to Forward-Looking Statements

Certain matters discussed in this prospectus are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Nevertheless, these forward-looking statements are subject to risks, uncertainties and assumptions about our operations and the investments we make, including, among other things, factors previously discussed under the heading “Risk Factors” in this prospectus and the following:

•	changes in the terminal services software market;

•	our limited operating history;

•	the valuation of assets reflected on our financial statements;

•	our reliance on continued access to financing;

•	our reliance on information provided and obtained by third parties;

•	federal and state regulatory matters;

•	additional expenses, not reflected in our operating history, related to being a public reporting company;

•	competition in the terminal services, networking and cloud infrastructure markets;

•	economic outlook;

•	financing requirements;

•	litigation risks; and

•	covenants contained in collaborative and strategic agreements.

Some of the statements in this prospectus that are not historical facts are “forward-looking” statements. Forward-looking statements can be identified by the use of words like “believes,” “could,” “possibly,” “probably,” “anticipates,” “estimates,” “projects,” “expects,” “may,” “will,” “should,” “seek,” “intend,” “plan,” “expect,” or “consider” or the negative of these expressions or other variations, or by discussions of strategy that involve risks and uncertainties.  All forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements.  We base these forward-looking statements on current expectations and projections about future events and the information currently available to us.  Although we believe that the assumptions for these forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate.  Consequently, no representation or warranty can be given that the estimates, opinions, or assumptions made in or referenced by this prospectus will prove to be accurate. Some of the risks, uncertainties and assumptions are identified in the discussion entitled “Risk Factors” in this prospectus.  We caution you that the forward-looking statements in this prospectus are only estimates and predictions, or statements or current intent. Actual results or outcomes, or actions that we ultimately undertake, could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements.  These risks, uncertainties and assumptions include, but are not limited to, those discussed in this prospectus.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to certain issuers, including issuers that do not have their equity traded on a recognized national exchange or the Nasdaq Capital Market.  Our common stock does not trade on any recognized national exchange or the Nasdaq Capital Market.  As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

USE OF PROCEEDS

Based on a proposed initial public offering price of $5.00 per share, the estimated price set forth on the cover page of this prospectus, we estimate that the net proceeds from this offering, after deducting underwriting commissions and expenses payable by us and other offering expenses payable by us,  will be approximately $4,400,000 if we sell a minimum of 1,000,000 shares and approximately $8,950,000 if we sell all 2,000,000 shares of our common stock in this offering.  However, this is a best efforts offering and there is no assurance that we will  sell any shares or receive any proceeds.

We intend to use the net proceeds approximately as follows:

Application of Net Proceeds	Minimum	Percentage of Net Proceeds	Maximum	Percentage of Net Proceeds
Expand and increase marketing efforts to promote sales of iRAPP products	$2,000,000	45.4%	$3,300,000	36.9%
Hire additional technical and marketing personnel and build infrastructure	$800,000	18.2%	$1,300,000	14.5%
Engage in collaborative development efforts to expand terminal service offerings to customers	$500,000	11.4%	$500,000	5.6%
Reduce payables to Bump Networks, Inc.	$250,000	5.7%	$500,000	5.6%
Working capital and general corporate purposes	$850,000	19.3%	$3,350,000	37.4%
Total	$4,400,000	100.0%	$8,950,000	100.0%

Expenditures in respect of our marketing and sales activities will include increasing print advertisements in technology-related publications, targeted Google Adwords campaigns, participating in technology trade shows and conferences, expanding our network of resellers, improving our website design and content, and increasing direct marketing of our products to businesses and organizations.

Funds for the hiring of additional technical and marketing personnel will be used to recruit and retain new employees who will further the development, support and sales of our terminal services products, design, produce and market new products and expand the infrastructure of our business.

We have been historically dependent for substantially all of our financial support from Bump Networks, Inc., a Hawaii software development and consulting company indirectly owned by Arben Kryeziu, our President and Chief Executive Officer.  As at September 30, 2014, we owed Bump Networks $617,758 in outstanding accounts payable for administrative, management and technical services provided to us.   Our outstanding accounts payable to Bump Networks does not currently accrue interest and does not have any fixed maturity date.  We will use a maximum amount equal to 5% of the gross proceeds of this offering to reduce the outstanding balance of this related-party payable.  Accordingly, $250,000 of the amount payable to Bump Networks will be paid following the sale of a minimum of 1,000,000 shares of common stock and up to a maximum of $500,000 will be paid following the sale of all 2,000,000 shares in this offering.  See “Certain Relationships and Related Party Transactions.”

Funds for working capital and general corporate purposes include amounts required to pay officers’ salaries, professional fees, ongoing public reporting costs, office-related expenses and other corporate expenses, including interest and overhead.

We believe the net proceeds of this offering, together with operating revenue and the remaining proceeds from our recent private placement of 6% unsecured promissory notes, will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months if we sell a minimum of 1,000,000 shares and for at least 24 months if we sell all 2,000,000 shares of our common stock in this offering.  While the initial allocation of the net proceeds of this offering represents our best estimates of their use, the amounts actually expended for these purposes may vary significantly from the specific allocation of the net proceeds set forth above, depending on numerous factors, including changes in general economic and/or regulatory climate, and the progress and development of potential collaborative working arrangements.  However, there can be no assurance  these sources of funds, even assuming that this offering is successful, will satisfy our requirements for any particular period of time.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering.  Accordingly, our management will have broad discretion in the application of these proceeds.  Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term investments such as money market funds, commercial paper, U.S. treasury bills and similar securities investments pending their use.

DIVIDEND POLICY

To date, we have never paid or declared any cash dividends on our common stock.  We currently intend to retain any future earnings to finance the operation and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future.  Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on a number of factors, including, but not limited to, our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments, and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth, as of September 30, 2014, our consolidated debt and stockholders’ equity on an actual basis and as adjusted to give effect to (1)(a) the sale of a minimum of 1,000,000 shares of our common stock in this offering at a proposed initial public offering price of $5.00 per share, the estimated price set forth on the cover page of this prospectus, and our receipt of the estimated $4,400,00 in net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by us, and (b) the sale of all 2,000,000 shares of our common stock in this offering at a proposed initial public offering price of $5.00 per share and our receipt of the estimated $8,950,000 in net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by us, and (2) the conversion of all of our outstanding 6% unsecured promissory notes into 1,360,000 shares of our common stock contemporaneously with the closing of this offering.

You should read this information in conjunction with “Prospectus Summary - Summary Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes appearing elsewhere in this prospectus.

	Actual at September 30, 2014	As Adjusted - Minimum	As Adjusted - Maximum

Cash and cash equivalents	$967,413	$5,117,413	$9,417,413
Notes payable , loan payable and related party payable (1)	$1,972,352	$417,482	$167,482
Stockholders’ equity:
Common Stock, $0.0001 par value; 20,000,000 shares authorized, 10,000,000 shares issued and outstanding, actual; and 12,360,000 and 13,360,000 shares issued and outstanding, as adjusted (2) (3)	$1,000	$1,236	$1,336
Preferred Stock, $0.0001 par value, 5,000,000 shares authorized, no shares of preferred stock outstanding or as adjusted	$-	$-	$-
Additional paid-in capital (4)	$109,378	$5,814,012	$10,363,912
Accumulated deficit	$(1,322,526)	$(1,322,526)	$(1,322,526)

Total stockholders’ equity (deficit)	$(1,212,148)	$4,492,722	$9,042,722
Total capitalization (5)	$760,204	$4,910,204	$9,210,204
_______________

(1)
Includes $1,360,000 in aggregate principal amount of our 6% un secured promissory notes issued in our 2014 private placement that, for accounting purposes, was discounted to $1,304,870 based on attached warrants, a line of credit with an outstanding balance of $49,724 and a $617,758 related party payable to Bump Networks, Inc

(2)
Does not include 68,000 shares of common stock issuable upon exercise of warrants issued in our 2014 private placement, and 2,000,000 shares of common stock available for future issuance under our 2014 Equity Incentive Award Plan, of which no shares have yet been granted.

(3)	Excludes shares of our common stock issuable upon exercise of warrants we expect to grant to the underwriters for this offering, upon the closing of the offering.

(4)	Includes actual additional paid-in capital, plus the net amount of capital raised, plus the conversion of 100% of the private placement promissory notes.

(5)	Total capitalization is long term liabilities, plus the total equity of the Company.

DILUTION

As of September 30, 2014, our net tangible book value was $(1,226,435), or $(0.11) per share of common stock.  Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock on a pro forma basis that assumes the conversion of all of our outstanding 6% unsecured promissory notes into 1,360,000 shares of our common stock contemporaneously with the closing of this offering.  Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering.  After giving effect to the sale of 2,000,000 shares of common stock in this offering at a proposed offering price of $5.00 per share, which is the estimated price set forth on the cover page of this prospectus, and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our pro forma net tangible book value subsequent to September 30, 2014, our pro forma net tangible book value would have been $(0.09) per share.  This represents an immediate increase in pro forma net tangible book value of $0.02 per share to our existing stockholders and immediate dilution of $5.09 per share to new investors purchasing shares at the proposed public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of September 30, 2014:

Proposed public offering price	$5.00
Pro forma net tangible book value before offering	$(0.11)
Increase in pro forma net tangible book value attributable to new investors	$0.02
Pro forma as adjusted net tangible book value after offering (1)	$(0.09)
Dilution in pro forma net tangible book value to new investors	$5.09
_______________

(1)
Net tangible book value is adjusted to reflect the conversion of all of our outstanding 6% unsecured promissory notes into 1,360,000 shares of our common stock contemporaneously with the closing of this offering.

The following table sets forth, as of September 30, 2014, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at a proposed public offering price of $5.00 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	10,000,000	74.9%	$250	0.0%	$0.00
Convertible noteholders	1,360,000	10.1%	$1,360,000	11.0%	$1.00
New investors	2,000,000	15.0%	$10,000,000	89.0%	$5.00
Total	13,360,000	100.0%	$11,360,250	100.0%	$0.85

Our 2014 Equity Incentive Award Plan authorizes the issuance of up to 2,000,000 shares of our common stock.  As of September 30, 2014, no shares have yet been granted.  To the extent that awards granted under the 2014 Equity Incentive Award Plan are issued and exercised, there will be further dilution to new investors.  The discussion and tables above assume no grants of awards under the 2014 Equity Incentive Award Plan, exclude the dilutive impact of 68,000 shares issuable upon exercise of warrants outstanding as of September 30, 2014, and exclude up to _____ shares of our common stock issuable upon exercise of warrants we expect to grant to the underwriters upon the closing of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to our financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We develop, market and license our proprietary iRAPP® terminal services products that allow users of Windows-based PCs and Macs to simultaneously access programs on their PCs and Macs through a single device using a single monitor, mouse and keyboard.  Our software provides the seamless interaction of a remote or locally-networked Mac OS X server in a merged PC/Mac desktop environment.  Our business strategy is closely tied to the continuing development and market penetration of Mac products into the enterprise and commercial business environments.  We recently completed our product development phase and we are currently commercially marketing and licensing multiple software products grouped into three product families: client-side products, terminal server products and access products.  We have one operating and reportable business segment.

Our revenue model is based on the sale of software licenses and support and maintenance subscriptions.  Enterprise customers currently pay a base license fee of $179 per user, per server.  Single-user customers pay a flat license fee of $79.  iRAPP and iRAPP TS may be licensed by customers and immediately downloaded from our corporate ecommerce website.  Customers also have the option to download our 14-day free trial via Apple’s office website.

Support and maintenance subscriptions are charged at 20% of the customer’s license fee, recurring annually.  Subscribed customers receive the latest version of iRAPP with a valid support and maintenance contract in place.  We offer a 25% discount on license fees for resellers, educational institutions and non-profit organizations.

We market and distribute our software products through direct sales and our reseller program.  We currently have a network of 17 resellers located in nine countries.  As of December 31 , 2014, we have distributed more than 18 , 700 licenses for the use of our iRAPP terminal services products, including free-of-charge licenses for trial uses of our products. We estimate that, based on our experience, approximately 90% of our current licenses began as free-of-charge trial licenses that were subsequently converted to paid licenses.  Our five largest customers (by revenue) are Bloomberg L.P., Wells Fargo & Co., Morgan Stanley, United Services Automobile Association and International Business Machines Corp.  We have also licensed our software to educational institutions such as the University of California, University of Texas and University of Missouri.

Matters that May or Are Currently Affecting Our Business

The main challenges and trends that could affect or are affecting our financial results include:

•	our ability to enter into additional license agreements, to expand and diversify our customer base, and to extend the geographic areas we serve;

•	our ability to attract competent, skilled technical and marketing professionals and sub-contractors for our operations at acceptable prices to manage our overhead;

•	our ability to raise additional equity capital, if and when needed; and

•	our ability to control our costs of operations as we expand our infrastructure and capabilities.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined.

We believe that, of the significant accounting policies discussed in Note 1 of Notes to Financial Statements, the following accounting policies require our most difficult, subjective or complex judgments in the preparation of our financial statements.

Revenue Recognition.  Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.  Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Cost of Revenue.  Cost of revenue includes programs licensed; operating costs including costs of funds and related product support service centers to drive traffic to our websites, costs incurred to support and maintain products and services, costs associated with the delivery of consulting services and the amortization of capitalized intangible software costs.  Capitalized intangible software costs are amortized over the estimated lives of the products.

Results of Operations

Nine Months ended September 30, 2014 Compared to Nine Months ended September 30, 2013

The following table sets forth the results of our operations for the nine month period ended September 30, 2014 as compared to our results of operations for the nine month period ended September 30, 2013.

	Nine Months ended September 30,
	2014	2013
Statement of Operations Data:	(unaudited)
Revenues	$175,553	$122,228
Cost of revenues	80,241	96,773
Gross margin	53%	21%
Operating expenses:
General and administrative expenses	25,847	17,488
Professional expenses	428,545	343,954
Advertising and promotion	15,177	47,649
Depreciation, amortization expense	4,696	14,229
Total operating expenses	474,265	423,320
Loss from operations	(378,953)	(397,865)
Total other expense	34,702	11,752
Loss before provision for income taxes	(413,655)	(409,617)
Provision for income taxes	-	-
Net loss	$(413,655)	$(409,617)

Revenue

We reported a net loss of approximately $413,655 for the nine months ended September 30, 2014 as compared to a net loss of $409,617 in the nine months ended September 30, 2013. Our revenues increased by 43% to $175,552 for the nine months ended September 30, 2014, from $122,228 in the nine months ended September 30, 2013.  All of our revenue during the nine months ended September 30, 2014 and 2013 was from licenses of our iRAPP products. Our resellers accounted for 51%, or $89,970, of all license sales and direct online sales through our website accounted for 49%, or $85,582, of our sales during the nine months ended September 30, 2014, as compared to 13%, or $14,900, of all license sales through resellers and 87% or $107,328 through direct online sales during the nine months ended September 30, 2013. The increase in revenue through resellers was due to the addition of three significant customers.  The 20% decrease in direct online sales was related to normal fluctuations during the calendar year.

Cost of Revenues

Research and development expenditures were approximately $42,028 for the nine months ended September 30, 2014, as compared to $80,250 for the nine months ended September 30, 2013. The decrease of $38,222, or 47%, in research and development expense was primarily attributed to additional development work required during 2013 to improve the iRAPP software.

Sales and marketing expenditures were approximately $15,177 for the nine months ended September 30, 2014, as compared to $47,649 for the nine months ended September 30, 2013. The decrease in sales and marketing expenditures of $32,472, or 68%, was a direct result of our optimizing our “Google clicks” marketing strategy.

Operating Expenses

Our operating expenses primarily consist of research and development, marketing and general and administrative expenses.  Our expenses may fluctuate from period to period based on the extent of our research and development and marketing efforts.

General and Administrative

Our general and administrative expenditures were approximately $151,621 for the nine months ended September 30, 2014, as compared to $49,851 for the nine months ended September 30, 2013, an increase of 204%. The increase in general and administrative expenditures was the result of additional accounting costs of $49,615 and management costs of $48,750 in preparation for our initial public offering.

Legal Expense

Our legal expenditures were approximately $345,680 for the nine months ended September 30, 2014, as compared to $342,343 for the nine months ended September 30, 2013, an increase of $3,337, or 1%. Legal expenses were incurred related to a lawsuit filed by Aqua Connect for reverse engineering, breach of contract, false promise, unjust enrichment and violation of California Business and Professional Code. The case was dismissed and a judgment in our favor was entered in August 2014, and a related federal action was settled in September 2014. The legal expenditures for the lawsuit were $280,869 for the nine months ended September 30, 2014 and $342,343 for the nine months ended September 30, 2013.  Even though legal expenses related to the lawsuit decreased by $61,474 we incurred additional legal expenses related to the preparation of the transfer of our merger in May 2014 and subsequent initial public offering in the amount of $64,811.

Interest and Other Income (Expense)

Interest expenditures were approximately $34,702 for the nine months ended September 30, 2014, as compared to $11,752 for the nine months ended September 30, 2013. In the nine months ended September 30, 2013, interest expenditures were primarily mortgage interest of $10,888, and interest on our business line of credit of $864. In the nine months ended September 30, 2014 interest expenditures were primarily interest on new convertible notes issued in 2014, the discount on our warrants totaling $32,172, and interest on the business line of credit and business credit card of $2,530.  We had no mortgage interest during the nine months ended September 30, 2014 as we sold our office space on January 1, 2014.

Year ended December 31, 2013 Compared to Year ended December 31, 2012

The following table sets forth the results of our operations for the year ended December 31, 2013 as compared to our results of operations for the year ended December 31, 2012.

	Year ended December 31,
	2013	2012
Statement of Operations Data:
Revenues	$146,763	$168,188
Cost of revenues	129,278	173,990
Gross margin	11.9%	(3.4)%
Operating expenses:
General and administrative expenses	18,465	4,524
Professional expenses	465,171	108,900
Advertising and promotion	75,474	5,605
Depreciation, amortization expense	18,973	19,904
Total operating expenses	578,083	138,933
Loss from operations	(560,598)	(144,735)
Total other expense	18,989	19,997
Loss before provision for income taxes	(579,587)	(164,732)
Provision for income taxes	-	-
Net loss	$(579,587)	$(164,732)

Revenue

We reported a net loss of approximately $579,587 for the year ended December 31, 2013 as compared to a net loss of $164,732 in the year ended December 31, 2012.  Our revenues decreased by 13% to $146,763 for the year ended December 31, 2013, from $168,188 in the year ended December 31, 2012.  The decrease in revenue is attributed to resolving technical problems related to remote printing, graphics and hidden sessions.  The technical issues were due to a faulty graphics processing algorithm used in our iRAPP software. Rather than working on a new edition of our iRAPP software, we were forced to spend the first six months of 2013 fixing the faulty algorithm and providing customers with temporary software repairs. Our software development plans and software sales were delayed due to having to fix the faulty algorithm, and we were unable to market a new edition of our software as we had intended. We have not quantified the full financial impact of our development and sales delays; however, the technical algorithm issues were fully resolved and a new edition of our iRAPP software was released in November 2013. We do not anticipate this graphics algorithm issue to recur or to further delay our business development efforts.

All of our revenue during the year ended December 31, 2013 and 2012, was derived from our iRAPP products. Our resellers accounted for 13%, or $19,159, of all license sales in the year ended December 31, 2013 and direct online sales through the our website accounted for 86% or $127,604 of license sales in 2013, as compared to 33%, or $55,241, of all license sales through our resellers in the year ended December 31, 2012 and 66%, or $112,947, through direct online sales in 2012. The decrease in sales through resellers of 65% is due to our existing customers not needing to invest in a software upgrade in 2013. The increase in direct sales through our website of 12% was due to increase in advertising.

Cost of Revenues

Research and development costs were $104,616 for the year ended December 31, 2013, as compared to $79,289 for the year ended December 30, 2012, an increase of $25,327, or 31%.  The increase in research and development costs was primarily attributed to improving our software.

Sales and marketing expenditures were $75,474 for the year ended December 31, 2013, as compared to $15,607 for the year ended December 31, 2012, an increase of $59,867, or 383%.  The increase in sales and marketing expenditures was directly attributable to our management’s goal to increase our “Google clicks” marketing for the year ended December 31, 2013.

Operating Expenses

Our operating expenses primarily consist of research and development, marketing and general and administrative expenses.  Our expenses may fluctuate from period to period based on the extent of our marketing efforts.

General and Administrative

General and administrative expenses primarily consist of salaries and other costs of employment of our executive, finance and administration staff. We expect that our general and administrative expenses will increase in absolute dollars in connection with our transition to and operation as a public company, but decrease as a percentage of revenue, to the extent that we expand our operations.

General and administrative expenditures were approximately $18,465 for the year ended December 31, 2013, as compared to $44,524 for the year ended December 31, 2012. The increase in general and administrative expenditures was the result of additional administrative assistance.

Amortization Expense

Amortization expenses primarily consist of development costs, licenses and legal fees incurred for the successful defense of copyright and trade secret litigation brought by Aqua Connect.

Legal expenditures were approximately $465,170 for the year ended December 31, 2013, as compared to $107,318 for the year ended December 31, 2012. We began to incur significant legal expenses in 2012 related to a lawsuit that was filed during the year by Aqua Connect for reverse engineering, breach of contract, false promise, unjust enrichment and violation of California Business and Professional Code. The case was dismissed and a judgment in our favor was entered in August 2014, and a related federal action was settled in September 2014; however, during 2013, we incurred higher legal fees than during 2012.

Interest and Other Income (Expense)

Interest expenditures were approximately $15,472 for the year ended December 31, 2013, as compared to $17,642 for the year ended December 31, 2012, a decrease of $2,170, or 12%. The decrease in interest expenditures was due to a reduction of our mortgage interest rate on a variable loan.

Liquidity and Capital Resources

To finance our transition from a privately-held limited liability company to a publicly-traded corporation, we obtained funding through the issuance of convertible notes.  Effective as of September 30, 2014, we completed a private placement of $1,360,000 in aggregate principal amount of our 6% unsecured promissory notes and warrants to purchase 68,000 shares of common stock to seven unaffiliated institutional and individual accredited investors.  Pursuant to the terms of the 6% unsecured promissory note and warrant agreements with the investors, upon completion of a “net equity financing” in the amount of $750,000 or more (which includes this offering), all of the outstanding notes will automatically convert into shares of our common stock at a conversion price equal to the lower of (i) 80% of the sale or implied price of our common stock in such net equity financing (in this case, the conversion price would be $4.00 per share) or (ii) a price based on dividing $10,000,000 by the number of our outstanding shares of common stock immediately prior to such net equity financing (in this case, the conversion price would be $1.00 per share, because there are currently 10,000,000 outstanding shares of common stock).  If not earlier converted, the notes mature 18 months after the date of their issuance.  The terms of the convertible note financing were negotiated with the lead unaffiliated institutional investor and were significantly impacted by the then current legal proceedings involving our company.

The warrants included in the private placement entitle the investors to purchase shares of our common stock in a number determined by dividing 5% of the principal amount of their notes by the exercise price of the warrants, which is stated to be the same price as the conversion price of the notes when determinable.  The warrants are exercisable for three years after their issuance date and may be exercised on a cashless basis at any time following 180 days after the date of their issuance in the event the underlying shares have not been registered for resale with the SEC.

Contemporaneously with the closing of this offering, based on a $1.00 conversion price per share, we will issue 1,360,000 shares of our common stock upon the automatic conversion of the notes, and warrants to purchase a total of 68,000 shares of our common stock at an exercise price of $1.00 per share.

We have agreed to register for resale such number of shares of common stock issuable upon conversion of the notes which, if sold at the per share purchase price of the net equity financing (in this case, the proposed $5.00 initial public offering price per share), would enable the investors to sell such shares to recoup the entire original principal amount of their notes.  These shares may not be sold for 180 days after the closing of this offering.  The remaining shares issuable upon conversion of the notes will be subject to an 18-month lock-up restricting their sale.

The net proceeds of the 2014 private placement are being used for our working capital and capital expenditure requirements.  We did not use the services of a placement agent or other financial intermediary in connection with the private placement. The notes, together with the revenue generated from licenses of our software products and our business line of credit of $50,000 noted below, are providing us with sufficient working capital to fund our current operations and product development.

Our wholly-owned subsidiary, Code Rebel LLC, is indebted to First Hawaii Bank under a $50,000 line of credit issued in 2012 and due on May 31, 2016, bearing interest at 6.4635% per annum.  At September 30, 2014, the outstanding balance under the line of credit was approximately $50,000.  Arben Kryeziu, our President and Chief Executive Officer, has personally guaranteed the line of credit.

Cash, Cash Equivalents and Investments

As of September 30, 2014, we had approximately $967,413 in cash and cash equivalents and working capital of $127,890.

Cash Flows from Operating Activities

We used $562,965 of cash to fund operating activities during the year ended December 31, 2013, as compared to $164,154 in the year ended December 31, 2012.  We used $241,390 of cash to fund operating activities during the nine months ended September 30, 2014, as compared to $82,318 that was provided by operations in the nine months ended September 30, 2013.

Cash Flows from Investing Activities

We had no cash flows from investing activities in the year ended December 31, 2012 and used $6,715 in investing activities in year ended December 31, 203.  We generated $3,323 of cash from investing activities during the nine months ended September 30, 2014, as compared to having used $5,599 of cash for investing activities in the nine months ended September 30, 2013.  Pending the uses described in the “Use of Proceeds” section above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds will yield a favorable return.

Cash Flows from Financing Activities

We generated $567,690 of cash from financing activities during the year ended December 31, 2013, as compared to $168,714 in the year ended December 31, 2012.  We generated $1,205,480 of cash from financing activities, including our 2014 private placement, during the nine months ended September 30, 2014, as compared to using $66,402 for financing activities in the nine months ended September 30, 2013.

Operating Capital and Capital Expenditure Requirements

We believe the net proceeds of this offering, together with operating revenue and the remaining proceeds from our recent private placement of 6% unsecured promissory notes, will be sufficient to meet our anticipated cash, operational and liquidity requirements for at least the next 12 months if we sell a minimum of 1,000,000 shares and for at least 24 months if we sell 2,000,000 shares of our common stock in this offering.

We may need to obtain additional financing to take advantage of unexpected opportunities that may arise. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us. If we fail to obtain additional funding when needed, we may not be able to execute our business plans and our business may suffer.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

In January 2014, the FASB issued ASU 2014-01, Investments - Equity Method and Joint Ventures (Topic 323), Accounting for Investments in Qualified Affordable Housing Projects. This standard permits an entity to elect the proportional amortization method of accounting for limited liability investments in qualified affordable housing projects if certain criteria are met. Under the proportional amortization method, the investment is amortized in proportion to the tax benefits received and the net is reported as a component of income tax expense. ASU 2014-01 is effective for fiscal years beginning after December 15, 2014, with early adoption permitted. If elected, the proportional amortization method is required to be applied retrospectively. The adoption did not have a material effect on our financial statements.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or JOBS Act, was enacted.  Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards.  This means that an “emerging growth company” can make an election to delay the adoption of certain accounting standards until those standards would apply to private companies.  We have elected to delay such adoption of new or revised accounting standards and, as a result, we may not comply with new or revised accounting standards at the same time as other public reporting companies that are not “emerging growth companies.”  This exemption will apply for a period of five years following our first sale of common equity securities under an effective registration statement or until we no longer qualify as an “emerging growth company” as defined under the JOBS Act, whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

We currently have no material exposure to interest rate risk.  In the future, we intend to invest our excess cash primarily in money market funds, debt instruments of the U.S. government and its agencies and in high quality corporate bonds and commercial paper.  Due to the short-term nature of these investments, we do not believe that there will be material exposure to interest rate risk arising from our investments.

BUSINESS

Overview

We develop, market and license our proprietary iRAPP® terminal services products that allow users of Windows-based PCs and Macs to simultaneously access programs on their PCs and Macs through a single device using a single monitor, mouse and keyboard.  Our software provides the seamless interaction of a remote or locally-networked Mac OS X server in a merged PC/Mac desktop environment.  Our business strategy is closely tied to the continuing development and market penetration of Mac products into the enterprise and commercial business environments.  We recently completed our product development phase and we are currently commercially marketing and licensing multiple software products grouped into three product families: client-side products, terminal server products and access products.  Our iRAPP client-side products allow an end user to connect from a PC to a Mac remote desktop within the Windows environment. Our terminal services products enable a large number of end users to remotely access Mac computer applications and data stored on a central management server from a variety of computer and mobile electronic devices.  Our access products provide additional connectivity and functionality to our terminal services products.  We are committed to developing innovative technologies to simplify access and communication with and between virtually any computer, tablet or smartphone.

Terminal services enable a large number of end users to access computer applications and data that is stored on a central management server maintained by the IT departments of an organization from remote locations on their own computer, tablet or smartphone.  Often, multiple remote machines will simultaneously access and operate via a single piece of hardware, allowing for the more efficient use of IT resources.  Remote users are typically able to use all of the capabilities of the central physical machines, and interaction with IT resources remotely provides the same experience as use of those resources on the local physical resources.  Desktops, servers, storage devices and even networks and applications are all routinely accessed via terminal services today. Our services are comparable to the PC-to-PC terminal server products provided by larger competitors like Citrix Systems, Inc. and VMware, Inc.; however, we exclusively focus on Mac-to-PC related products and services.  Our iRAPP terminal services products provide broader terminal services capabilities than our competitors, as they allow users to create multiple remote connections and multiple user sessions on a single server, view virtualization platforms in a blended mode, use Microsoft’s remote desktop protocol with iRAPP terminal server products, and print remotely.

Until recently, our market penetration has been limited among larger enterprise customers due to a trade secret misappropriation lawsuit initiated against us by a former competitor in 2011.  Earlier this year, all such proceedings ended with judgments in our favor.  We are currently gaining momentum following the litigation and, since this past June, customers including Bloomberg L.P., Wells Fargo & Co. and Morgan Stanley have increased their number of licenses of our software products.  For the nine months ended September 30, 2014, our revenue was $175,553.  With this offering, our strategy includes expanding our sales channels and marketing efforts with the goal of selling our full product families worldwide.

Our iRAPP Product Solution

Our proprietary interactive remote application terminal services solution, or iRAPP®, allows one or more PC users to use applications on a single Mac remote desktop simultaneously via the iRAPP client or any standard compliant RDP client.  iRAPP is a remote access software that allows users to view and fully interact with a remote or locally-networked Mac.  We have developed and market the following products:

iRAPP Client-Side Products	iRAPP Terminal Server (TS) Products	iRAPP Access Products
● iRAPP Client for Mac OS X (connects client software to iRAPP or iRAPP TS) ● iRAPP Client for Windows (connects client software to iRAPP or iRAPP TS)

● iRAPP – single-user remote desktop server for Mac OS X (allows a single client to connect to a single server)

● iRAPP TS – multi-user terminal server for Mac OS X
(allows multiple clients to connect to a single server simultaneously)

● iRAPP Load Balancer
(allows multiple users to connect to multiple servers, using a single entry point; can be installed on Windows, Linux and Mac OS X)

● iRAPP Gateway (in development)
(allows multiple users to connect to multiple servers, using a single entry point and access a particular server within a corporate network through the user’s corporate email; can be installed on Windows, Linux and Mac OS X)

iRAPP terminal services and client-side products support simultaneous and synchronized functionality for a full range of IT resources:

•	Desktop computers: blended mode (both PC and Mac interfaces at once) and RDP mode (a single window representing the whole remote desktop);

•	Mouse: transfers client mouse events to remote machine and synchronizes mouse cursor image;

•	Keyboard: transfer client keyboard events to remote machine and customize individual keys;

•	Clipboard: supports copy/paste of plain text, rich text, html and images between local and remote machine;

•	Sound: hear sound from a remote connection on your local hardware;

•	Printing: print to a local printer from a remote connection; and

•	Security: iRAPP protocol: SSLv3, X509, 512 bytes key; RDP protocol: RC4, 40 bytes key.

We developed the iRAPP protocol to overcome the disjointed user experience offered by conventional remote access technology.  Instead of the siloed “desktop-within-a-desktop” interface, iRAPP provides an interactive and merged environment between PC and Mac work spaces, without additional hardware, training or orientation.  The iRAPP user interface yields a seamless user experience allowing the user to remotely access specific Mac applications within the PC desktop environment in a cohesive manner.  Users gain the ability to integrate Mac software into a Windows based IT infrastructure, allowing users to develop OS X/iOS applications, access remote documents, run shared business applications, perform quality assurance functions and control and maintain servers and personal computers remotely. iRAPP is an authorized licensee of the Microsoft RDP, allowing iRAPP users to access the system with any RDP compliant device.  Pursuant to the Microsoft license, we have been granted a worldwide, non-exclusive license to use Microsoft client-server software communications protocols in the development of our software to facilitate inter-operation or communication between our software and Windows server and client software.  In consideration for the Microsoft license, we paid Microsoft an initial royalty of $10,000 in 2009 and are required to pay additional royalties to Microsoft based on the extent to which our iRAPP software products implement Microsoft protocols; however, our software products do not require the implementation of Microsoft protocols.  Accordingly, we were not required to pay any license royalties to Microsoft in 2013 or 2014.  The Microsoft license will remain in effect until Microsoft no longer updates its client-server software communications protocols or until otherwise terminated by us.

We believe the benefits to customers from our terminal services include lower IT costs, greater availability of a wide range of applications and a more automated and resilient systems infrastructure capable of responding dynamically to variable business demands.  Our terminal services technologies address a range of complex IT problems that include cost and operational inefficiencies, facilitating access to cloud computing capacity, business continuity and corporate end-user computing device management.  Our solutions enable organizations to aggregate multiple servers, storage infrastructure and networks together into shared pools of capacity that can be allocated dynamically, securely and reliably to applications as needed, increasing hardware utilization and reducing spending.  Once created, these internal computing infrastructures, or “clouds,” can be dynamically linked by our customers to external computing resources that run on our terminal services platform.  This reduces the amount of hardware needed by an enterprise, thereby cutting IT infrastructure costs, and creates a computing cloud of highly available internal and external computing resources that organizations can access on demand.

Our customers’ deployments range in size from a single virtualized server for small businesses to virtual machines for our larger enterprise customers with many thousands of employees.  Although we have sold licenses to large corporations, we have not targeted these existing customers to date to expand the number of users and have instead relied on servicing inbound requests.

Industry Overview and Target Markets

The terminal services and virtualization software market is currently dominated by vendors offering Windows-based solutions including Microsoft Corp., VMware, Inc., Red Hat, Inc. and Citrix Systems, Inc.  While current terminal services and virtualization software primarily serve Windows operating systems, the software on which most PCs and enterprise servers operate, we are not aware of any competitors that directly service the PC to Mac enterprise virtualization marketplace, which we believe is a rapidly expanding market and is our target market.  Based on the continued growth of the Mac enterprise market and the widespread adoption of Apple iPads and iPhones by enterprises, commercial businesses and government agencies, we believe our target market is correspondingly in a growth mode.

Forrester Research, an independent market research firm, stated in its Global Tech Market Outlook for 2012 and 2013 that by the end of 2013, Apple will have increased sales to $ 8 billion in sales of Macs to enterprises worldwide.  It will have sold another $ 15 billion in iPads, as well.  This increase in Mac usage within companies will add to the general need for remote access and cross-operating system interactivity.  Not only will this encourage potential clients to purchase Mac products in conjunction with PCs, and therefore have a compelling case for the iRAPP product suite, but it will also compel developers to continue expanding their range of Mac compatible software.

According to a report by the Wall Street Journal , a growing number of companies are bringing Apple products into their enterprises. For example:

•
At Cisco Systems, iPhones and iPads account for nearly 75% of the 70,000-plus mobile devices supported by Cisco’s technical department.   Presently , approximately 25% of Cisco’s company-provided laptops, roughly 35,000, are Apple MacBooks.

•	SAP has deployed approximately 27,000 iPhones and 25,000 iPads to its employees globally.

•	Nordstrom Inc. has deployed more than 24,000 iPads and iPod Touch units at its 261 stores, replacing some point-of-sale machines.

We believe that as Apple gains traction in enterprise companies across all sectors, we will benefit from the corresponding usage of our iRAPP product solutions.

Growth and Expansion Strategy

With the increased use of Mac devices by businesses and other organizations, our focus on innovative Mac-enabling software products and the limited competition in the Mac terminal services market, we believe we are poised to increase our share of the terminal services market and the size of our business. We intend to pursue an aggressive growth strategy by:

Expanding our iRAPP terminal services and client products business.  Having completed our product development phase, we are now focused on the overall growth of our iRAPP product sales, which have increased from $146,763 in 2013 to $175,553 during the first nine months of 2014, by bolstering our direct sales capabilities, expanding our network of resellers and distributors that provide iRAPP terminal services, and continuing to enhance our product families with innovative new features.

Accelerating our marketing and sales activities, in both the United States and internationally.  Following this offering, we plan to immediately expand our internal sales and marketing capabilities and intensify direct sales efforts to increase awareness of our corporate products by businesses and individual consumers in the United States and internationally.

Capitalizing on the growth of Mac systems by businesses and organizations.  We intend to capitalize on the anticipated growth of Apple’s enterprise business, which creates significant momentum for adoption of our terminal services.

Pursuing long-term strategic alliances and relationships in the industry.  We are actively seeking to enter into collaborative development arrangements with other terminal services and virtualization services companies through which we can provide our remote access terminal services for Mac and Windows operating systems to accelerate the development and market acceptance of our products.

Continuing our commitment to quality and service.  We expect to continue to provide the highest levels of quality control through ongoing improvements in our software engineering and technical support.

Acquiring complementary businesses.  We intend to diversify our customer base, expand our technical capabilities and broaden the geographic areas we serve through future acquisitions of businesses, technologies and products that may enhance our terminal services.  No such transactions are presently contemplated.

Although we believe we will be able to expand our customer base with a more significant direct sales force and by entering into agreements with more large enterprise customers to use our iRAPP products following this offering, there can be no assurance that any of the actions taken by us will result in a meaningful increase in the number of our customers, the average size of our individual contracts or, ultimately, our level of revenue.  Even if we expand our customer base, there is no assurance that our products will be able to significantly penetrate the terminal services market or perform as anticipated in all computing environments or that we will be profitable.  There can be no assurance that our proprietary iRAPP technology and product families will not be superseded in the future by new or competing technologies.

Competition and Competitive Advantages

We are not aware of any direct competitors that are currently servicing the PC-to-Mac enterprise virtualization marketplace.  However, we face significant potential competition from other substantially larger companies with significantly greater technical and financial resources than us, including Microsoft Corp., VMware, Inc., Red Hat, Inc. and Citrix Systems, Inc.  Our competitors who offer virtualization and remote desktop solutions do not offer directly competing terminal services solutions; however, improved virtualization solutions offered by our competitors can indirectly affect market demand for the terminal services and remote solutions we offer.

The virtualization, cloud computing and end-user computing markets are interrelated and rapidly evolving.  For example, Microsoft continues to make incremental improvements to its virtual infrastructure and virtual management products.  In September 2012, Microsoft began shipping Windows Server 2012, which includes a more advanced version of its Hyper-V virtualization product, which continues its push into the virtualization market and, more recently, Microsoft released System Center 2012, its bundle of management products targeted at legacy and virtual environments.  Microsoft also has cloud-based computing offerings and recently announced infrastructure as a service (“IaaS”) type capabilities for Windows Azure.

We also face competition from other companies that have announced a number of new product initiatives, alliances and consolidation efforts.  For example, Citrix Systems continues to enhance its end-user and server virtualization offerings and now has a client hypervisor in the market.  International Business Machines Corp., Google and Amazon have existing cloud computing offerings and announced new cloud computing initiatives.  Red Hat has released commercial versions of Linux that have virtualization capabilities as part of its Linux kernel and has also announced plans for cloud computing products.  Other companies have indicated their intention to expand offerings of virtual management and cloud computing solutions. Additionally, our vision for hybrid cloud computing in which enterprises pool internal and external IT resources running on a common vSphere infrastructure competes with low-cost public cloud infrastructure offerings such as Amazon EC2 and Google Compute Engine.  Enterprises and service providers have also shown significant interest in building their own clouds based on open source projects such as OpenStack.

Our iRAPP terminal services products allow for both single-user remote access to a local Mac desktop by logging in through a local server and multiple remote connections by multiple users through a remote server.  As shown in the table below, our iRAPP terminal services products provide broader terminal services capabilities than our competitors, including the ability of multiple remote connections to create multiple user sessions on a single server, the ability to work with virtualization platforms in a blended mode, support for Microsoft’s remote desktop protocol, and remote printing.

Product	Remote login, creates a user session	Single remote connection to a single user session	Multiple remote connections to multiple user sessions	Multiple remote connections to the same session (conference)	Microsoft RDP support	Remote audio	Remote printing	Desktop blending mode
iRAPP Server	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes
Citrix	No	Yes	No	Yes	No	Yes	No	No
SplashTop	No	Yes	No	No	No	Yes	No	No
TeamViewer	No	Yes	No	Yes	No	Yes	No	No
Mac OS X ARD	Yes	Yes	No	No	No	No	No	No
VNC (open source)	No	Yes	No	No	No	No	No	No

Our Revenue Model

Our revenue model is based on the sale of software licenses and support and maintenance subscriptions.  Enterprise customers currently pay a base license fee of $179 per user, per server (with a minimum of two user licenses required for each server license).  Single-user customers pay a flat license fee of $79.  We believe that a typical enterprise license for a relatively small business would be $179 multiplied by three servers and 45 users, or approximately $24,000.

Customers can purchase directly from our website, and iRAPP and iRAPP TS may be licensed by customers and immediately downloaded from our corporate ecommerce website.  In addition, customers have the option to download our 14-day free trial via Apple’s office website.

Support and maintenance subscriptions are charged at 20% of the customer’s license fee, recurring annually.  Subscribed customers receive the latest version of iRAPP for no additional payment with a valid support and maintenance contract in place.  We offer a 25% discount on license fees for resellers, educational institutions and non-profit organizations.

Sales, Marketing and Distribution

We market and distribute our software products through direct sales and our reseller program.  We currently have a network of 17 resellers located in nine countries.  We currently have no devoted salespersons on staff.  We intend to devote a significant percentage of the net proceeds of this offering to materially enhance our marketing and selling efforts. See “Use of Proceeds.”

Our terminal services software products are sold pursuant to perpetual, personal, non-exclusive, non-transferable end-user licenses that allow for the installation and use of each of our licensed products on one device. Our perpetual licenses allow our customers to use the version of software initially purchased into perpetuity. The licensee accepts the software as is, with no warranty or guarantee that use of the licensed software will be uninterrupted or error free.  Users are also provided with a free year of software updates, technical support and maintenance, and are given the option to purchase annual subscriptions for software updates, technical support and maintenance after the first year at a discounted price. Software update subscriptions give customers the right to upgrade to new software versions if and when any updates are delivered by us during the subscription term.

As of December 31 , 2014, we have distributed more than 18, 700 licenses for the use of our iRAPP terminal services products, including free-of-charge licenses for trial uses of our products.   We estimate that, based on our experience, approximately 90% of our current licenses began as free-of-charge trial licenses that were subsequently converted to paid licenses.  Our five largest customers (by revenue) are Bloomberg L.P., Wells Fargo & Co., Morgan Stanley, United Services Automobile Association and International Business Machines Corp.  We have also licensed our software to educational institutions such as the University of California, University of Texas and University of Missouri.  Based on the success of the distribution of licenses and their favorable renewal rates, we have determined that it is a strategic priority to invest in sales and marketing.

Bloomberg L.P.  accounted for $31,266, or approximately 18.6%, of our revenue in fiscal 2012.  Wells Fargo & Co. and Morgan Stanley accounted for $26,842 and $17,994, or approximately 15.3% and 10.3%, respectively, of our revenue in the first nine months of this year.  Except for Bloomberg L.P., Wells Fargo & Co. and Morgan Stanley, no other single customer has accounted for more than 10% of our revenue during any of the nine months ended September 30, 2014 or the years ended December 31, 2013 and 2012.

Technology Platform

Our iRAPP terminal server product solutions allow multiple users to utilize one or more Mac systems simultaneously with our cohesive iRAPP client products or any standard RDP client product.  Users experience a fully featured OS X desktop that can run OS X based applications in multiple independent sessions.

iRAPP terminal solutions products make a terminal server out of every Mac desktop, and at the same time provide merged and connected systems to give the user seamless accessibility and functionality with respect to remote servers.  The diagrams below illustrate the permutations of terminal server connectivity solutions offered by our iRAPP products for single and multiple client-side end users and single and multiple servers.

iRAPP can be used by a single individual user using our iRAPP client software or another remote desktop protocol software to access a personal Mac computer remotely through a local area network (“LAN”) or through the internet (“WAN”).

iRAPP can be used by multiple end users using our iRAPP client software or another remote desktop protocol software, as with employees at a small company or individuals at an educational institution, to provide multiple employees or students with access to a single Mac server.

iRAPP terminal services can also be used in a multi-server environment, with our load balancer product, in order for corporate customers to provide multiple employees with access to multiple Mac servers, using custom balancing parameters.  Such a terminal services solution can include redundant and/or low-priority Mac servers.

In the most advanced configuration, our iRAPP terminal services products can be used with multiple virtual Mac server systems.  This terminal services solution is typically used by corporate customers to provide multiple employees with access to multiple virtual Mac servers.

Protection of Proprietary Technology

We regard our software as proprietary and rely primarily on a combination of trademark and trade secret laws of general applicability, employee confidentiality and invention assignment agreements, distribution and OEM software protection agreements and other intellectual property protection methods to safeguard our technology and software products.  We have not applied for patents on any of our technology; however, we are exploring the possibility of applying for U.S. patents covering our iRAPP protocol.  We obtained a registered trademark in the United States for our iRAPP software technology solution in June 2013.  We also rely upon our efforts to design and produce new products, and upon improvements to existing products, to maintain a competitive position in the marketplace.

In 2011, Aqua Connect, one of our competitors, filed a lawsuit in federal court in California against us and two of our senior executive officers claiming that we had, among other things, misappropriated Aqua Connect’s trade secrets and breached a click-through end user license agreement by reverse engineering a software program allegedly developed by Aqua Connect, in order to create our iRAPP and iRAPP TS software programs.  The parties to the action took part in extensive discovery, including numerous depositions.  The parties also conducted significant motion practice before the federal court.  In February 2012, the court dismissed Aqua Connect’s trade secret claim.  The dispute was subsequently referred to arbitration and decided by a jointly appointed arbitrator with significant experience in computer science.  In July 2014, we prevailed in that arbitration proceeding.

In August 2014, the same federal court confirmed the findings of the arbitrator and entered judgment in our and our executives’ favor on all of the claims alleged by Aqua Connect, including breach of contract, unjust enrichment and unfair business practices under California law.  The judgment entered by the federal court stated that Aqua Connect had failed to establish any act of reverse engineering or any other illegal act by us that would support any of its claims.

In July 2013, while the first case was still pending, we filed a lawsuit against Aqua Connect in the same federal court.  In our lawsuit, we alleged that Aqua Connect deliberately committed product disparagement (trade libel), disseminated misleading statements to consumers about our products and used unfair business practices to injure our business and reputation.  With initial discovery underway, in mid-September 2014, Aqua Connect made a formal offer of judgment to us to settle the case.  Under the terms of that offer, judgment was entered in our favor and we received $27,501 in a stipulated judgment accepted by the court.  The Aqua Connect cases are both closed, and there are currently no actions outstanding asserting claims with regard to our proprietary technology.

Research and Product Development

Research and product development activities with respect to our iRAPP technology are ongoing and utilize our internal technical staff, as well as independent consultants retained by us or Bump Networks.  Our research and product development expenditures were $76,483, $120,538 and $169,821 for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, respectively.

Government Regulation

Like many companies, we are subject to existing and potential government regulation.  However, much of this regulation will affect us indirectly, inasmuch as, and to the extent that, it affects our licensees more directly.  A summary of the laws and regulations that might affect our licensees is set forth below.

Companies conducting business on the internet are subject to a number of foreign and domestic laws and regulations.  In addition, laws and regulations relating to user privacy, freedom of expression, content, advertising, information security, and intellectual property rights are being debated and considered for adoption by many countries throughout the world.  Online businesses face risks from some of the proposed legislation that could be passed in the future.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content generated by users.  Certain foreign jurisdictions are also testing the liability of providers of online services for activities of their users and other third parties.  Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could harm our licensees’ businesses, and thus, indirectly, our business.

A range of other laws and new interpretations of existing laws could have an impact on our licensees’ businesses.  For example, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, liability for listing, linking, or hosting third-party content that includes materials that infringe copyrights. Various U.S. and international laws restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act.  The costs of compliance with these laws may increase in the future as a result of changes in interpretation.  Further, any failure on our licensees’ part to comply with these laws may subject them to significant liabilities.

Similarly, the application of existing laws prohibiting, regulating, or requiring licenses for certain businesses of our advertisers, including, for example, online gambling, distribution of pharmaceuticals, adult content, financial services, alcohol, or firearms, can be unclear.  Application of these laws in an unanticipated manner could expose us to substantial liability and restrict our ability to deliver services to our users.

We also face risks due to government failure to preserve the internet’s basic neutrality as to the services and sites that users can access through their broadband service providers.  Such a failure to enforce network neutrality could limit the internet’s pace of innovation and the ability of large competitors, small businesses, and entrepreneurs to develop and deliver new products, features, and services, which could harm our business.

Companies conducting online businesses are also subject to federal, state, and foreign laws regarding privacy and protection of user data.  Any failure by our licensees to comply with their posted privacy policies or privacy related laws and regulations could result in proceedings against them by governmental authorities or others, which could potentially harm their business, and consequently, our business to the extent such proceedings impact licensee revenue and the license fees payable to us stemming from such revenue.  Further, any failure by our licensees to protect their users’ privacy and data could result in a loss of user confidence in their services and ultimately in a loss of users, which could adversely affect their business, and consequently, our business.

Facilities

Our principal executive offices are located in approximately 625 square feet of office space in Kahului, Hawaii and are situated within a larger office of 2,500 square feet that also serves as the administrative offices of Bump Networks, Inc. and other companies affiliated with Arben Kryeziu, our President and Chief Executive Officer.  We currently pay rent of $1,500 per month, on a month-to-month basis, representing 25% of the total current monthly occupancy costs for the larger office.  See “Certain Relationships and Related Party Transactions.”

Bump Networks Development Agreement

Substantially all of our technology and administrative support was provided through the efforts of personnel and other contractors employed or engaged by Bump Networks, Inc., a technology consulting company indirectly controlled by Arben Kryeziu, our President and Chief Executive Officer.  The termination of such services on short notice would materially and adversely affect our business operations.

In September 2007, we entered into a development agreement with Bump Networks.  Pursuant to the agreement, Bump Networks provides us with advice, assistance and guidance, and, where necessary, certain Bump Networks personnel and equipment to implement the same, in connection with, among others, administrative, financial and related matters, product development, design and promotion, technical support, and marketing, sales and related operations.  Bump Networks charges us a fee equal to the sum of (i) the actual cost of all materials and equipment utilized and expenses incurred in furnishing such services, and (ii) an hourly rate allocable to the services rendered by Bump Networks personnel, which is equal to the average hourly rate of compensation then payable by Bump Networks to such persons.  The development agreement may be terminated by either party at any time upon 30 days’ written notice.

Employees

We have two full-time employees, Arben Kryeziu, our President and Chief Executive Officer, and Reid Dabney, our Chief Financial Officer.  We also currently have one consultant, primarily in the software development area, and one additional individual supporting, on a part-time basis, our marketing and sales functions .  Through our development agreement with Bump Networks described above, we also have access to certain Bump Networks personnel to support our administrative, management and technical functions.   None of our or Bump Networks’ employees or consultants are represented by a labor union.  We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Legal Proceedings

We are not a party to any pending legal proceeding nor is our property the subject of a pending legal proceeding that is not in the ordinary course of business or otherwise material to the financial condition of our business.

MANAGEMENT

Executive Officers, Key Consultants and Directors

The following table sets forth the names and ages of our executive officers, key consultants and directors, and their positions with us, as of January 20, 2015 :

Name	Age	Position
Arben Kryeziu	37	Chairman of the Board, President and Chief Executive Officer
Volodymyr Bykov	45	Vice President, Chief Technology Officer and Director
Reid Dabney	62	Chief Financial Officer and Secretary
James Canton	63	Director
David Dwelle	66	Director

The principal occupations for the past five years (and, in some instances, for prior years) of each of our executive officers, key employees and directors are as follows:

Arben Kryeziu founded our company in April 2007 and has served as our Chairman, President and Chief Executive Officer since that time.  Mr. Kryeziu is a computer engineer and entrepreneur and has founded numerous technology businesses during the past 15 years.  Currently, Mr. Kryeziu also serves as the President and Chief Executive Officer of Bump Networks Inc., a software and technology consulting firm that he founded in April 2001, as an Operating Partner of Pegasus Capital Advisors, a large New York-based private equity firm that he joined in 2011, and as the President and Chief Executive Officer of mBloom Business Development Company LLC, a technology investment fund, since September 2014.

Mr. Kryeziu co-founded FlikMedia, Inc., a publicly-traded technology company since effecting a reverse merger on July 25, 2014, which provides users with the ability to engage in video dating on their smart phones, and has served as its Chief Technology Officer since November 2012.  He also founded Ozolio LLC, a live webcam hosting company, in 2012.  Mr. Kryeziu was previously the Senior Vice President of Engineering of Echoecho Media Inc. from October 2011 to August 2012.  He was Chief Technology Officer of Paradise Television Network from November 2002 to April 2005.  Mr. Kryeziu co-founded mBloom Ventures LLC, the general partner of the mBloom Fund I, L.P., a venture fund established in partnership with and co-funded by the Hawaii state government, and he has served as the Chief Executive Officer of mBloom Ventures LLC since November 2013.  He holds four issued U.S. patents in the field of media data processing.  Mr. Kryeziu received a B.S. degree in logistics from Berufsakademie Stuttgart and a B.S. degree in computer science from Fachhochschule Darmstadt.  It is expected that Mr. Kryeziu will devote approximately half of his working time to our company (or a minimum of 20 hours per week on average) , and that the balance of Mr. Kryeziu’s working time may be devoted to other business and investment activities.

As the Chairman of the Board, President and Chief Executive Officer and our largest stockholder, Mr. Kryeziu leads the Board and guides our company.  Mr. Kryeziu brings extensive computer software industry knowledge to our company and a deep background in technology growth companies, emerging markets, mergers and acquisitions and capital market activities.  His service as Chairman, President and Chief Executive Officer creates a critical link between management and the Board.

Volodymyr Bykov, a consultant who joined our company in April 2007, has served as our senior software engineer since 2013. Mr. Bykov became a member of our Board of Directors in May 2014 and is currently our Vice President and Chief Technology Officer.  Mr. Bykov’s consulting services have been provided to us through Bump Networks, Inc. pursuant to a development agreement.  Mr. Bykov has served as Bump Networks’ Chief Technology Officer since January 2013.  Previously, Mr. Bykov was a Software Engineer at Diamondcard Communication Services from November 2005 to August 2006, IBM Tivoli Group from April 2004 to November 2005, and Anything3D Corporation from October 1998 to April 2004.  He received a B.S. degree in Computer Science and Digital Measurement from Odessa College of Measurement and Quality, Ukraine.

Mr. Bykov brings nearly 20 years of experience in software development, technology product management and overall technology leadership in early-stage and growth companies, making his insights invaluable to the Board.

Reid Dabney joined our company in November 2014 as our Chief Financial Officer and Secretary.  Mr. Dabney has served as the Chief Financial Officer and Chief Compliance Officer of mBloom Business Development Company LLC, a technology investment fund, since September 2014.  Prior to joining us, Mr. Dabney was a founding member and served as Managing Director of the CFO 911 financial consulting firm, an organization of senior executives that provides accounting, finance and operational expertise to both public and private companies, since 2003.  From September 2012 to November 2013, he served as a Managing Director of Merriman Capital, Inc.  From November 2008 to September 2012, he served as a Managing Director of Monarch Bay Associates, LLC.  From March 2005 to November 2008, Mr. Dabney served as Senior Vice President, Chief Financial Officer and Board member of Cecors, Inc., a software as a service (SaaS) technology provider.  From January 2003 to August 2004, Mr. Dabney served as a Vice President of National Securities Corporation, a full service brokerage firm.  From June 2002 to January 2003, Mr. Dabney was the Chief Financial Officer of House Ear Institute.  Mr. Dabney holds Series 7, 24 and 63 licenses from the Financial Industry Regulatory Authority (FINRA). Mr. Dabney has served on the Alumni Board of Claremont McKenna College since July 2005 and has been the Audit Committee Chairman for ChromaDex Corporation since October 2007.  Mr. Dabney received a B.A. degree from Claremont McKenna College and an M.B.A. in Finance from the University of Pennsylvania’s Wharton School.

James Canton, PhD, joined our Board of Directors in January 2015.  Since 1990, Dr. Canton has served as the Chairman and Chief Executive Officer of the Institute for Global Futures, a leading think tank that he founded.  He has served on the board of IKOR, Inc., since 2006, and the board of Student Loan Finance Corporation, since 2010.  He also served on the board of Airtouch Communications Inc., from 2011 to 2014, and 800 Commerce, Inc., from 2012 to 2014. Between 2007 and 2010, he served on a number of advisory boards including the Motorola Research Advisory Board, the International Advisory Council, Economic Advisory Board, State of Singapore and MIT's Media Lab, Europe.  From 1985 to 1988, Dr. Canton was a partner at Swiss Occidental, an investment banking group, where he worked on global investments, cross border transactions and trade finance. From 1981 to 1984, he was an executive at Apple Computer, Inc., where he worked on the introduction to the Macintosh computer, strategic forecasting and business development.  Dr. Canton received a B.A. degree from Franklin Pierce University and a doctorate from The Union Graduate School (now known as Union Institute & University).

Dr. Canton brings over 30 years of experience in finance, trade, technology, health care, management, innovation strategy and entrepreneurship, making his insights invaluable to the Board.

David Dwelle joined our Board of Directors in November 2014.  Mr. Dwelle formed Pacific Power Renewables, a solar power utility company that develops, builds, finances, owns and operates solar power plants, and has served as its President since its formation in 2010.  In 2002, Mr. Dwelle formed Pacific Power Management, a company that focuses on renewable energy, efficiency and conservation measures, serving as its President since its formation.  Mr. Dwelle also founded DesignQ, an acoustics research and development company, in Nevada, and has served as its Manager since 2001.  In 1980, Mr. Dwelle formed Nella Oil (later renamed Flyers Energy), an independent operator of gasoline stations in California and Nevada and distributor of wholesale and retail fuel, commercial lubricants, and renewable fuels, and served as its General Manager until 1985.  Mr. Dwelle remains a partner of Flyers Energy.  From 1974 to 1979, Mr. Dwelle served as a director of Beacon Oil Company, an oil company based in California.  Also in 1974, Mr. Dwelle founded Pacific Research & Development, Inc., a research organization that partners with businesses to improve industrial energy efficiency and environmental performance, and has served as its President since its formation.  Before his work in the energy industry, Mr. Dwelle founded and served as the President of Sun Stereo Inc, a stereo and acoustics retail company, from 1969 to 1979.

Mr. Dwelle brings nearly 40 years of experience and overall business leadership in early-stage and growth companies, making his insights invaluable to the Board.

Board of Directors

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on the information discussed in each of the directors’ individual biographies set forth above.  With regard to Mr. Kryeziu, the Board considered his significant experience, expertise and background with regard to technology development, and his demonstrated experience and skills in managing our business to date.  With regard to Mr. Bykov, the Board considered his background and experience with our company and managing our terminal services technologies. In the case of Dr. Canton, the Board considered his technological, business management and entrepreneurial experience. In the case of Mr. Dwelle, the Board considered his entrepreneurial and business management experience.

The Board of Directors periodically reviews relationships that directors have with us to determine whether the directors are independent.  Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater-than-ten-percent stockholder) and are independent within the meaning of applicable laws, regulations and the Nasdaq listing rules.  In this latter regard, the Board of Directors uses the Nasdaq listing rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

The Board of Directors has determined that, of our current directors, Mr. Dwelle and Dr. Canton are independent within the meaning of the Nasdaq listing rule cited above.  In the cases of Messrs. Kryeziu, Dabney  and Bykov, their positions as executive officers of our company, together with their beneficial ownership of more than ten percent of our outstanding common stock, preclude them from being considered independent within the meaning of the Nasdaq listing rule.

Board Committees

Our Board of Directors has an Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee.  The Audit Committee is composed of David Dwelle.  The Compensation Committee is composed of _________ .  The Nomination and Corporate Governance Committee is composed of Mr. Dwelle (Chair).

Our Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee each comply with the listing requirements of The NASDAQ Marketplace rules.  At least one member of the Audit Committee is an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and is “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules.  Our Board of Directors has determined that Mr. Dwelle meets those requirements.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Stock Market and the SEC.  Prior to the closing of this offering, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Conflicts of Interest

Although we do not have a separate conflicts of interest policy, we comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving us and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

Indemnification of Directors and Executive Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities.  A summary of the circumstances in which such indemnification provided for is contained herein.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status.  Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interest; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful.  Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, he is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense.  In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interest and must not have been adjudged liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.  Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter.  Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, corporate bylaws, resolutions of our stockholders or disinterested directors, or otherwise.  These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him in such capacity arising out of his status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

Article 8 of our corporate bylaws provides that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act of 1933; however, we are in the process of obtaining such insurance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2013 and 2012; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2013 and 2012 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this document, these individuals are collectively the “named executives” of the company.

Name and Position	Years	Salary	Bonus	All Other Compensation	Total
Arben Kryeziu, President and Chief Executive Officer	2013	--	--	--	--
	2012	--	--	--	--

Reid Dabney, Chief Financial Officer and Secretary (1)	2013	--	--	--	--
	2012	--	--	--	--

Petra Grimm, former Chief Financial Officer and Secretary (2)	2013	--	--	--	--
	2012	--	--	--	--

(1)	Mr. Dabney joined our company in November 2014.
(2)	Petra Grimm served as our Chief Financial Officer and Secretary from 2006 to November 2014.
________________

During 2012, 2013 and 2014, pursuant to a development agreement with Bump Networks, Inc. (see “Business – Bump Networks Development Agreement”), the technology and administrative services of Arben Kryeziu, our President and Chief Executive Officer, Petra Grimm, our former Chief Financial Officer and Secretary (from 2006 to November 2014), and other non-executive consultants, were provided to us through Bump Networks, which is indirectly controlled by Mr. Kryeziu. For these services, we paid Bump Networks aggregate cash fees of $164,220 in 2012, $529,314 in 2013 and $_____ in 2014 for these individuals, of which fees of $97,870 in 2012, $119,173 in 2013 and $4,611 in 2014 were attributable to work performed by Mr. Kryeziu, and $0 in 2012, $2,260 in 2013 and $2,867 in 2014 were attributable to work performed by Ms. Grimm, and the remainder to other Bump Networks personnel who provided part-time services to us, as well as for employer taxes, healthcare costs, corporate fees and other expenses related to Bump Network’s work on our behalf. Our development agreement with Bump Networks permitted us, as an early-stage software development company, to take advantage of the advice, assistance and guidance of Bump Networks and, where necessary, certain Bump Networks personnel and equipment, in connection with, among others, administrative, financial and related matters, product development, design and promotion, technical support, and marketing, sales and related operations. Bump Networks charges us a fee equal to the sum of (i) the actual cost of all materials and equipment utilized and expenses incurred in furnishing such services, and (ii) an hourly rate allocable to the services rendered by Bump Networks personnel, which is equal to the average hourly rate of compensation then payable by Bump Networks to such persons.

Commencing at the closing of this offering, we have agreed to pay an annual salary of $24,000 to Mr. Kryeziu and an annual salary of $12,000 to Mr. Dabney pursuant to agreements with our company, as described below.  We will continue to pay Bump Networks for services provided by its employees to us on a consultancy basis.

Employment Agreements and Change-in-Control Provisions

In January 2015 , we entered into a three-year employment agreement with Arben Kryeziu with respect to his service as our President and Chief Executive Officer.  Pursuant to his agreement, commencing at the closing of this offering, Mr. Kryeziu will receive an annual base salary of $24,000 per year.  In addition, Mr. Kryeziu is entitled to receive stock options to purchase shares of our common stock at the sole discretion of our Board of Directors.  We may terminate the agreement without prior written notice for cause, as defined in the agreement, as long as, in certain circumstances, we give Mr. Kryeziu a minimum period of 30 days to cure the act or omission constituting cause (if reasonably subject to cure), as described in the agreement.  In addition, we may terminate Mr. Kryeziu’s employment agreement upon a sale of our company to a third party.  Mr. Kryeziu has also agreed not to engage in activities competitive with us during his employment and for a 12 month period following the termination of his employment.

In January 2015 , we also entered into a one-year employment agreement with Reid Dabney in connection with his position as our Chief Financial Officer.  Pursuant to his agreement, commencing at the closing of this offering, Mr. Dabney will receive an annual base salary of $12,000 per year.  In addition, Mr. Dabney is entitled to receive stock options to purchase shares of our common stock at the sole discretion of our Board of Directors.  We may terminate the agreement without prior written notice for cause, as defined in the agreement, as long as, in certain circumstances, we give Mr. Dabney a minimum period of 30 days to cure the act or omission constituting cause (if reasonably subject to cure), as described in the agreement. In addition, we may terminate Mr. Dabney’s employment agreement upon a sale of our company to a third party.  Mr. Dabney has also agreed not to engage in activities competitive with us during his employment and for a 12 month period following the termination of his employment.

Outstanding Equity Awards at Fiscal Year End

As of December 31 , 2014, we had no outstanding stock option awards for our named executives, permitting them to purchase common stock.

Name	Vested Shares	Unvested Shares	Total Shares
Arben Kryeziu	--	--	--
Volodymyr Bykov	--	--	--
Reid Dabney	--	--	--

2014 Equity Incentive Award Plan

In November 2014, our Board of Directors and our stockholders adopted the 2014 Equity Incentive Award Plan and reserved 2,000,000 shares of common stock for issuance under that plan.  The 2014 Equity Incentive Award Plan permits the grant of both incentive and non-statutory stock options.  As of December 31 , 2014, no shares have yet been granted.  The Board of Directors adopted the 2014 Equity Incentive Award Plan to provide a means by which our employees, directors, officers and consultants may be granted an opportunity to purchase our common stock, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for our success.

Director Compensation

The following table sets forth the cash and non-cash compensation awarded to or earned by each individual who served as a member of our Board of Directors during the year ended December 31, 2013.

Name	Fees Earned or Paid in Cash
Arben Kryeziu	--
Volodymyr Bykov	--

Following the closing of this offering, we intend to compensate each non-management director through annual stock option grants and by paying a cash fee for each Board of Directors and committee meeting attended. We do not currently compensate our directors as such.  Our Board of Directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

PRINCIPAL STOCKHOLDERS

The following table sets forth the number and percentage of outstanding shares of our common stock beneficially owned as of December 31 , 2014, by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

•	each of our current directors;

•	each of our current executive officers; and

•	all our current directors and executive officers as a group.

Shares beneficially owned and percentage ownership before this offering is based on 10,000,000 shares of common stock outstanding.  Percentage ownership after this offering is based on 13,360,000 shares of common stock issued and outstanding immediately after the closing of this offering, including 1,360,000 shares of our common stock to be issued immediately prior to the closing of this offering upon the conversion of our 6% unsecured promissory notes.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or investment power with respect to securities.  Shares of common stock issuable upon exercise of options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person.  Under the applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares.  In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise of options or warrants or similar rights within the next 60 days, that same number of shares is added to the denominator in the calculation described above.  Because the calculation of each person’s beneficial ownership set forth in the “Percentage of Common Shares” column of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such column may exceed 100%.  Unless otherwise indicated, the address of each of the following persons is 77 Ho’okele Street, Suite 102, Kahului, Hawaii 96732, and each such person has sole voting and investment power with respect to the shares set forth opposite his, her or its name.

		Percentage Owned
Beneficial Owner and Address	Shares Beneficially Owned	Before the Offering	After the Offering

Arben Kryeziu	4,250,000	42.5%	31.8%
Volodymyr Bykov	1,500,000	15.0%	11.2%
Reid Dabney	--	--	--
James Canton	--	--	--
David Dwelle	--	--	--
All current directors and executive officers as a group ( 5 persons)	5,750,000	57.5%	43.0%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In May 2014, Arben Kryeziu and the other members of Code Rebel LLC entered into an exchange agreement with us for 10,000,000 shares of our common stock, and Code Rebel LLC became our wholly-owned subsidiary.

Our wholly-owned subsidiary, Code Rebel LLC, is indebted to First Hawaii Bank under a $50,000 line of credit issued in 2012 and due on May 31, 2016, bearing interest at 6.4635% per annum.  At September 30, 2014, the outstanding balance under the line of credit was approximately $50,000.  Arben Kryeziu, our President and Chief Executive Officer, has personally guaranteed the line of credit.

In May 2011, Code Rebel, LLC purchased office space to be used as its primary location for program and support services. On January 1, 2014, Code Rebel, LLC agreed to sell the office space to Bump Networks, Inc. for $446,878, with Bump Networks, Inc. assuming the mortgage in the amount of $329,837. The sales price was determined based on an evaluation of the fair market value of the property at the time of the sale to Bump Networks.  The difference between the mortgage assumption and the sales price, $117,041, was paid by Bump Networks by partial satisfaction of the outstanding account payable from Code Rebel to Bump Networks, Inc. The transaction closed upon approval of the transfer of the existing mortgage in December 2014.  The remaining outstanding balance on the loan from Bump Networks immediately after the sales agreement was made was $734,799.

Prior to this offering, we have been largely dependent for substantially all of our financial support on Bump Networks, Inc., a Hawaii software development and consulting company indirectly controlled by Arben Kryeziu, our President and Chief Executive Officer.  Substantially all of our technology and administrative support was provided through the efforts of personnel and other contractors employed or engaged by Bump Networks.  Although these services are provided by Bump Networks to us at the actual costs incurred by Bump Networks, as of September 30, 2014, we owed Bump Networks an aggregate of $617,758 in outstanding accounts payable for administrative, technical and legal expenses, in particular for Bump Network’s payment of legal fees we owed in connection with our successful defense of claims brought against us by Aqua Connect.   Our outstanding accounts payable to Bump Networks does not currently accrue interest and does not have any fixed maturity date.  We will use a maximum amount equal to 5% of the gross proceeds of this offering to reduce the outstanding balance of this related-party payable.  Accordingly, $250,000 of the amount payable to Bump Networks will be paid following the sale of a minimum of 1,000,000 shares of common stock for $5,000,000, and up to a maximum of $500,000 will be paid following the sale of 2,000,000 shares pursuant to this offering.

Our principal executive offices are located in approximately 625 square feet of office space in Kahului, Hawaii and are situated within a larger office of 2,500 square feet that also serves as the administrative offices of Bump Networks, Inc. and other companies affiliated with Arben Kryeziu, our President and Chief Executive Officer.  We currently pay rent of $1,500 per month, on a month-to-month basis, representing 25% of the total current monthly occupancy costs for the larger office.

Bump Networks Development Agreement

In September 2007, we entered into a development agreement with Bump Networks.  Pursuant to the agreement, Bump Networks provides us with advice, assistance and guidance, and, where necessary, certain Bump Networks personnel and equipment to implement the same, in connection with, among others, administrative, financial and related matters, product development, design and promotion, technical support, and marketing, sales and related operations.  Bump Networks charges us a fee equal to the sum of (i) the actual cost of all materials and equipment utilized and expenses incurred in furnishing such services, and (ii) an hourly rate allocable to the services rendered by Bump Networks personnel, which is equal to the average hourly rate of compensation then payable by Bump Networks to such persons.  The development agreement may be terminated by either party at any time upon 30 days’ written notice.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors or affiliates.  More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested directors serving on the board.  Presently, we have two independent directors serving on the board, and intend to maintain a board consisting of a majority of independent directors.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

Before this offering, there was no market for our common stock.  We have applied to list our common stock on the Nasdaq Capital Market under the symbol “CDRB.”

Record Holders

As of December 31 , 2014, there were 17 holders of record of our common stock.

Dividends

We do not expect to pay cash dividends or make any other distributions in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2014, we adopted the Code Rebel Corporation 2014 Equity Incentive Award Plan, which is approved to grant up to an aggregate of 2,000,000 shares of our common stock, of which no shares have yet been granted.  We expect to grant stock options to purchase shares of our common stock to our officers and non-management directors following the closing of this offering.  The 2014 Equity Incentive Award Plan was approved by our stockholders.  See “Executive Compensation — 2014 Equity Incentive Award Plan.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our Certificate of Incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable law and by the provisions of our Certificate of Incorporation, bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

General

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.  As of December 31 , 2014, there were 10,000,000 shares of our common stock and no shares of our preferred stock issued and outstanding.  Pursuant to our 6% unsecured promissory notes, the notes will be automatically converted into common stock contemporaneously with the closing of this offering.  After giving effect to the conversion of our notes contemporaneously with the closing of this offering, our authorized capital stock will consist of an aggregate of 20,000,000 shares of common stock, of which 13,360,000 shares will be issued and outstanding immediately after the closing of this offering.  Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable.

A description of the material terms and provisions of our certificate of incorporation and bylaws that will be in effect at the closing of our initial public offering and affecting the rights of holders of our capital stock is set forth below.  The description is intended as a summary only.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote.  Stockholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our Board of Directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities.  If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences.  In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

We are authorized, subject to limitations prescribed by Delaware law (and subject to the applicable listing requirements of the Nasdaq Stock Market, Inc.), to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions.  Our Board of Directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.  Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.  We have no current plan to issue any shares of preferred stock.

Warrants

In connection with our private placement of 6% unsecured promissory notes, purchasers also received warrants to purchase 68,000 shares of our common stock.  The warrants are exercisable for three years after their issuance date and may be exercised on a cashless basis at any time following 180 days after the date of their issuance in the event the underlying shares have not been registered for resale with the SEC. As of December 31 , 2014, we had outstanding warrants to purchase a total of 68,000 shares of common stock.

As additional consideration to the underwriters in this offering, we have agreed to sell to the underwriters, for nominal consideration, warrants to purchase up to _____ shares of our common stock.  See “Underwriting.”

Limitations on Directors’ Liability; Indemnification of Directors and Officers

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law.  In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director.  The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

Article 8 of our corporate bylaws provides that we shall indemnify our directors, officers, employees and agents.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act of 1933; however, we are in the process of obtaining such insurance.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certain provisions set forth in our certificate of incorporation, in our bylaws and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our certificate of incorporation contains provisions that permit us to issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. Our bylaws contain a provision that permits our Board of Directors to create a board consisting of three classes of directors, with each class being elected in successive years. We have not adopted this staggered board provision.

Delaware Takeover Statute

In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Potential for Anti-Takeover Effects

While certain provisions of our certificate of incorporation, bylaws and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control.  In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal.  The provisions also are intended to discourage certain tactics that may be used in proxy fights.  However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts.  Such provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our shares of common stock will be Continental Stock Transfer & Trust Company, located at 17 Battery Place, 8th Floor, New York, New York 10004.

Stock Exchange Listing

We will apply to have our common stock approved for listing on the Nasdaq Capital Market under the symbol “CDRB.”

UNDERWRITING

We have entered into an underwriting agreement with Burnham Securities Inc., as representative of the several underwriters named therein, with respect to the shares of our common stock in this offering.  Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the public through the underwriters, and the underwriters have agreed to offer and sell, up to 2,000,000 shares of our common stock, on a best efforts basis.

The underwriting agreement provides that the obligation of the underwriters to arrange for the offer and sale of the shares of our common stock, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (i) receipt of a listing approval letter from the Nasdaq Capital Market, (ii) delivery of legal opinions and (iii) delivery of auditor comfort letters.  The underwriters are under no obligation to purchase any shares of our common stock for their own account.  As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated, or even if consummated that we will in fact obtain a listing on the Nasdaq Capital Market.  The underwriters may, but are not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.  The underwriters propose to offer the shares to investors at the public offering prices less the underwriting discounts and commissions set forth on the cover of this prospectus.  The gross proceeds of this offering will be deposited at _____ Bank in an escrow account established by us, until we have sold a minimum of 1,000,000 shares of common stock and otherwise satisfy the listing conditions to trade our common stock on the Nasdaq Capital Market.  Once we satisfy the minimum stock sale and Nasdaq listing conditions, the funds will be released to us.

We anticipate the shares of our common stock will be listed on the Nasdaq Capital Market under the symbol “CDRB.”  In order to list, the Nasdaq Capital Market requires that, among other criteria, at least 1,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of our common stock be at least $15.0 million, our stockholders’ equity after giving effect to the sale of our shares in this offering be at least $4.0 million, the bid price per share of our common stock be $4.00 or more, and there be at least three registered and active market makers for our common stock.  If the application is approved, trading of our shares on the Nasdaq Capital Market is expected to begin within five days after the date of initial issuance of the common stock.

The following table and the two succeeding paragraphs  summarizes the underwriting compensation and estimated expenses we will pay:

	Public Offering Price	Underwriting Commissions (1)	Proceeds to Us, Before Expenses (2)
Per share	$	$	$
Total minimum offering	$	$	$
Total maximum offering	$	$	$

We have agreed to  reimburse the representative of the underwriters for the representative’s expenses relating to the offering, including all actual fees and expenses incurred by the representative in connection with , among other things, due diligence costs , the representative’s “road show” expenses , and the fees and expenses of the representative’s counsel.   We estimate that the total expenses of this offering, excluding underwriting commissions and reimbursement of expenses described above, will be approximately $_____.  We also will pay the underwriters’ representative an advisory fee of $100,000 upon the sale of the minimum number of 1,000,000 shares of common stock, and we have agreed to give the representative a right of first refusal for one year from the completion of this offering to provide us with further financial advisory services in connection with any other financing, merger, acquisition or sale of our equity or assets.

As additional compensation to the underwriters, upon consummation of this offering, we will issue to the representative or its designees warrants to purchase an aggregate number of shares of our common stock equal to __% of the number of shares of common stock issued in this offering, at an exercise price per share equal to ___% of the initial public offering price (the “Representative’s Warrant”).  The Representative’s Warrant and the underlying shares of common stock will not be exercised, sold, transferred, assigned, or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrant by any person for a period of 180 days from the effective date of the registration statement for this offering in accordance with FINRA Rule 5110.  The Representative’s Warrant will expire on the fifth anniversary of the effective date of the registration statement for this offering.

No underwriter or selling group member will receive any fees or warrants in connection with the purchase by any of our officers or directors or their respective affiliates of shares of common stock in this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering.  The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders.  Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise, in each case without the prior consent of the representative for a period of 180 days after the date of this prospectus, other than (A) the shares of our common stock to be sold hereunder, (B) the issuance by us of shares of our common stock upon the exercise of a stock option or warrant or the conversion of a security outstanding on the date of this offering, hereafter issued pursuant to our currently existing or hereafter adopted equity compensation plans or employment or consulting agreements or arrangements of which the representative has been advised in writing or which have been filed with the Commission or (C) the issuance by us of stock options or shares of capital stock of our company under any currently existing or hereafter adopted equity compensation plan or employment/consulting agreements or arrangements of our company.

Our directors and executive officers and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representative, (i) sell, offer to sell, contract or agree to sell, hypothecate, assign, transfer, pledge, grant any option to purchase or otherwise dispose of, or announce the intention to otherwise dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act, as the same may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for shares of our common stock, or any warrants or other rights to purchase, the foregoing (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for shares of our common stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock, or (iv) publicly announce an intention to effect any transaction specified in clause (i) or (ii) above.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect thereof.

We have applied to have our common stock approved for listing/quotation on the Nasdaq Capital Market under the symbol “CDRB.”  If the application is approved, trading of our common stock on the Nasdaq Capital Market is expected to begin within five days after the date of initial issuance of the common stock.  We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market.  Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market.  The listing approval letter will serve only to confirm that, if we sell a number of shares in this best efforts offering sufficient to satisfy applicable listing criteria, our common stock will in fact be listed.

Prior to this offering, there has been no public market for our common stock.  The initial public offering price will be determined by negotiations between us and the representatives of the underwriters.  In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

    Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, our current common stockholders will own 10,000,000 shares of our common stock, representing approximately 75% of the total outstanding shares of our common stock.  We will also have 2,000,000 shares of our common stock reserved for issuance under our 2014 Equity Incentive Award Plan.  Upon completion of this offering, and assuming the conversion of our 6% unsecured promissory notes, 13,360,000 shares of such common stock will be issued and outstanding.  In addition, upon the closing of this offering, we will issue to the underwriters warrants to purchase up to _____ shares of our common stock. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.  The holders of shares of our common stock issuable upon the conversion of all of our outstanding 6% unsecured promissory notes contemporaneously with the closing of this offering will have the benefit of tacking their holding period, so that such holding period commenced on the date on which the promissory notes were issued.  Because substantially all of the promissory notes were issued in June, July and August 2014, we expect that any shares of common stock issued upon conversion of those notes would be unrestricted and freely tradable in June, July and August 2015; however, such note holders have agreed to an 18-month lock-up contractually restricting the sale of their shares, other than those that we have otherwise agreed to register.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our initial public offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction (i) occurring before the effective date of our initial public offering (ii) that was completed in reliance on Rule 701 and (iii) that complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements and Market Standoff Provisions

All of our directors and executive officers and certain of our employees are expected to agree not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 18 months from the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock reserved for future issuance under our 2014 Equity Incentive Award Plan.  We expect to file this registration statement as soon as practicable after our initial public offering.  Nevertheless, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.  Our certificate of incorporation contains provisions relating to the indemnification of director and officers and our by-laws extend such indemnities to the full extent permitted by Delaware law.  We may also purchase and maintain insurance for the benefit of any director or officer, which may cover claims for which we could not indemnify such persons.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, will pass upon the validity of the issuance of the shares of our common stock being offered by this prospectus as our counsel.  DLA Piper LLP (US), New York, New York, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Code Rebel LLC as of December 31, 2013 and December 31, 2012, have been included herein and in the registration statement in reliance upon the report of Lichter, Yu and Associates, Inc., independent registered public accounting firm, appearing elsewhere herein and in the registration statement, upon the authority of said firm as experts in auditing and accounting.  As indicated in its reports with respect thereto, these consolidated financial statements are included in this prospectus and in the registration statement of which this prospectus is a part in reliance upon the authority of Lichter, Yu and Associates, Inc. as experts in auditing and accounting, with respect to each such respective report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act, with respect to the shares of our common stock offered by this prospectus.  This prospectus does not contain all the information set forth in the registration statement.  For further information with respect to us and the shares of our common stock to be sold in this offering, we refer you to the registration statement.  Statements contained in this prospectus as to the contents of any contract, agreement or other documents to which we make reference are not necessarily complete.  In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement.

Following this offering, we will be subject to the reporting and information requirements of the Securities Exchange Act of 1934, and, as a result, we file annual, quarterly and current reports, and other information with the SEC.  You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC.  The SEC maintains an Internet site that contains periodic and current reports, information statements, and other information regarding issuers that file electronically with the SEC.  The address of the SEC’s website is http://www.sec.gov.

We will provide a copy of our annual report to stockholders, including our audited financial statements, at no charge upon written request sent to Code Rebel Corporation, 77 Ho’okele Street, Suite 102, Kahului, Hawaii 96732.  Our corporate website is located at www.coderebel.com.  The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

CODE REBEL CORPORATION

CODE REBEL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEET SEPTEMBER 30, 2014
(Unaudited)
	December 31, 2013	September 30, 2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,323	$967,413
Accounts receivable	119	1,103
Deposit and prepaid expense	1,419	24,239
TOTAL CURRENT ASSETS	4,861	992,755

NON-CURRENT ASSETS
Intangible assets, net	18,280	14,287
Fixed assets, net	447,850	269
TOTAL NON-CURRENT ASSETS	466,130	14,556

TOTAL ASSETS	$470,991	$1,007,311

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$605	$159,806
Payable to related party	899,016	617,758
Warrant liabilities	13,064	68,000
Interest payable	-	19,301
TOTAL CURRENT LIABILITIES	902,685	864,865

NON-CURRENT LIABILITIES
Line of credit	50,026	49,724
Loans payable, net of current portion	316,773	1,304,870
TOTAL NON-CURRENT LIABILITIES	366,799	1,354,594

TOTAL LIABILITIES	1,269,484	2,219,459

STOCKHOLDERS' DEFICIT
Common Stock, $0.0001 par value, 20,000,000 shares authorized, 10,000,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	-	109,378
Accumulated deficit	(799,493)	(1,322,526)
TOTAL STOCKHOLDERS ' DEFICIT	(798,493)	(1,212,148)

TOTAL LIABILITIES AND STOCKHOLDERS ' DEFICIT	$(470,991)	$1,007,311

CODE REBEL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEET SEPTEMBER 30, 2014
(Unaudited)
	September 30, 2014	December 31, 2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$967,413	$3,323
Accounts receivable	1,103	119
Deposit and prepaid expense	24,239	1,419
TOTAL CURRENT ASSETS	992,755	4,861

NON-CURRENT ASSETS
Intangible assets, net	14,287	18,280
Fixed assets, net	269	447,850
TOTAL NON-CURRENT ASSETS	14,556	466,130

TOTAL ASSETS	$1,007,311	$470,991

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$159,806	$605
Payable to related party	617,758	899,016
Warrant liabilities	68,000	-
Current portion, note payable	-	13,064
Interest payable	19,301	-
TOTAL CURRENT LIABILITIES	864,865	902,685

NON-CURRENT LIABILITIES
Line of credit	49,724	50,026
Loans payable, net of current portion	1,304,870	316,773
TOTAL NON-CURRENT LIABILITIES	1,354,594	366,799

TOTAL LIABILITIES	2,219,459	1,269,484

STOCKHOLDERS' DEFICIT
Common Stock, $0.0001 par value, 20,000,000 shares authorized, 10,000,000 shares issued and outstanding	1,000	-
Additional paid-in capital	109,378	-
Accumulated deficit	(1,322,526)	(798,493)
TOTAL STOCKHOLDERS ' DEFICIT	(1,212,148)	(798,493)

TOTAL LIABILITIES AND STOCKHOLDERS ' DEFICIT	$1,007,311	$470,991

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

CODE REBEL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
(UNAUDITED)

	September 30, 2014	September 30, 2013

Revenue	$175,553	$122,228
Cost of revenue	80,241	96,773
Gross profit	95,312	25,455

Operating Expenses

Depreciation and amortization expense	4,696	14,229
Advertising and promotion	15,177	47,649
Professional expenses	428,545	343,954
General and administration expenses	25,847	17,488
Total operating expenses	474,265	423,320
Loss from operations	(378,953)	397,865

Other Expense
Interest expense
Interest Expense	34,702	11,752
Total Other Expense	34,702	11,752

Loss before income taxes	(413,655)	(409,617)

Provision for income taxes	-	-

Net loss	$(413,655)	$(409,617)

Net loss per share Basic and Diluted:	$(0.041)	$(0.041)

Weighted average number of shares used in computing basic and diluted net (loss) income per share:

Basic	10,000,000	10,000,000
Diluted	10,000,000	10,000,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

CODE REBEL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
(UNAUDITED)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance January 1, 2014
(Reorganization date)	-	$-	$-	$-	$-

Shares issued upon reorganization	10,000,000	1,000	109,378	(908,871)	(798,493)
Net loss for the nine monthes ended September 30, 2014	-	-	-	(413,655)	(413,655)
Balance September 30, 2014	10,000,000	$1,000	$109,378	$(1,322,526)	$(1,212,148)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CODE REBEL CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
(UNAUDITED)

	September 30, 2014	September 30, 2013
Net loss	$(413,655)	$(409,617)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Depreciation and amortization	4,696	14,229
Interest from discount of debt	12,870	-

(Increase) decrease in assets: Accounts receivable
Accounts receivable	(984)	(2,243)
Deposit and prepaid expense	(22,820)	2,134
Increase (decrease) in current liabilities:
Accounts payable and accrued expenses	159,202	477,815
Accrued interest	19,301	-
Net cash (used in) provided by operating activities	(241,390)	82,318

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired upon reorganization	3,323	-
Purchase of intangible assets	-	(5,599)
Net cash provided by (used in) investing activities	3,323	(5,599)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	1,360,000	-
Related party loan payable, net	(154,218)	(107,957)
Payment of loan payable	-	(8,560)
Line of credit, net	(302)	50,114
Net cash provided by (used in) financing activities	1,205,480	(66,402)

Net increase in cash and cash equivalents	$967,413	$10,317

Cash and cash equivalents at the beginning of the period	-	$5,313

Cash and cash equivalents at the end of the period	$967,413	$15,630

SUPPLEMENTAL DISCLOSURES:

Cash paid during the year for:
Income tax payments	$-	-
Interest payments	$2,531	$11,752

Supplemental schedule of non-cash financing activities:
Sale of office condominium and assumption of mortgage payable as payment to related party	$(117,041)	-
Issuance of stock warrants	$68,000	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

CODE REBEL CORPORATION AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(UNAUDITED)

Note 1 – BASIS OF PRESENTATION AND ORGANIZATION

Organization

Code Rebel Corporation (the “Company”, “we”, “our”) was organized under the laws of the State of Delaware on May 8, 2014.

Code Rebel, LLC (the ”Company”) was organized under the laws of the State of Hawaii on April 27, 2007.  The idea behind Code Rebel was to create a new remote access protocol that would allow the user to access a specific application on a remote Mac computer. After two years of development the protocol concept was extended to be able to merge remote Mac desktop with local Windows desktop. Finally the company developed the full iRAPP Protocol specification, multi-user terminal server for Mac (iRAPP TS), client-side application for Windows (iRAPP Client for Windows) and client-side application for Mac (iRAPP Client for Mac). After multiple requests from customers in 2008, 2009 the support for Microsoft's Remote Desktop Protocol (RDP) has been added. Today, customers can connect to remote Mac using iRAPP Client or any existing RDP Client. Also Code Rebel is distributing iRAPP Terminal Server under single-user license as "iRAPP". The iRAPP TS provides a wide range of usage cases. Our customers are using iRAPP TS to build OSX/iOS applications, access and print corporate documents, run shared business applications, perform quality assurance, control and maintain servers and personal computers remotely.  Code Rebel's Load Balancing solution (free addition to iRAPP TS), allows customers to create a cluster of terminal servers, so multiple users can access multiple servers, using a single entry point.

Reorganization

On May 20, 2014 the Company and the Members of Code Rebel, LLC entered into a securities exchange agreement (Agreement) for 10,000,000 common shares of Code Rebel Corporation.  Upon consummation of the agreement, Code Rebel, LLC became a wholly owned subsidiary of Code Rebel Corporation (“Reorganization”) and the members of Code Rebel, LLC became 100% owners of Code Rebel Corporation.

The Reorganization transaction was accounted for as a roll-up of entities under common control. As such, the Company recognized the assets and liabilities of the entities acquired in the Reorganization at their historical carrying amounts.  As such, the Reorganization date of January 1, 2014 was used as inception for the financial statements.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements. In the opinion of management, all adjustments (which include normal recurring adjustments) considered necessary for a fair presentation of the Company’s financial position and results of operations have been included.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. GAAP rules and regulations for presentation of interim financial information. Therefore, the unaudited condensed interim financial statements should be read in conjunction with Code Rebel, LLC’s audited annual financial statements for the years ended December 31, 2013 and 2012. Current and future financial statements may not be directly comparable to the Company’s historical financial statements. Accordingly, the results of operations for the interim period are not necessarily indicative of the results to be expected for any other interim period or for the full year.

Principles of Consolidation
The condensed consolidated financial statements include the accounts of Code Rebel Corporation and its wholly owned subsidiary Code Rebel, LLC.  All inter-company accounts and transactions have been eliminated in the preparation of these condensed consolidated statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined.

Reportable Segment
The Company has one reportable segment.   The Company’s activities are interrelated and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based on analysis of financial products provided as a single global business.

Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Cost of Revenue
Cost of revenue includes; programs licensed; operating costs including costs of funds and related product support service centers to drive traffic to our websites, costs incurred to support and maintain products and services, costs associated with the delivery of consulting services and the amortization of capitalized intangible software costs. Capitalized intangible software costs are amortized over the estimated lives of the products.

Income Taxes
The Company utilizes the liability method of accounting for income tax.  Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statements and tax basis of assets and liabilities measured by the current enacted tax rates in effect for the years in which these differences are expected to reverse.  Because there is no material difference between the financial accounting and tax basis of the assets and liabilities for the subsidiaries, no deferred tax assets or liabilities were recorded.

The Company has adopted accounting standards for the accounting for uncertain income taxes.  These standards provide guidance for the accounting and disclosure about uncertain tax positions taken.  Management believes that all of the positions taken in its federal and states income tax returns are more likely than not to be sustained upon examination.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities.  The Company places its cash in what it believes to be credit-worthy financial institutions.

Risks and Uncertainties
The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and technologies and limited operating history.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.  Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Equivalents
Cash and equivalents include cash in hand and cash in demand deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.  The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Property & Equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows:

Computer software                                                      3 to 10 years
Computer hardware                                                     5 to 15 years
Furniture and equipment                                            3 to 5 years

As of September 30, 2014, fixed assets consisted of the following:

September 30, 2014
Furniture and Equipment	$7,828
Accumulated amortization	(7,559)
$269

As of September 30, 2014 and 2013, depreciation expense was $703 and $9,091, respectively.

Fair Value of Financial Instruments
For certain of the Company’s financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.  ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company.  ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.  The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.  The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

As of September 30, 2014, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Earnings per Share (EPS)
Basic EPS is computed by dividing income available to common shareholders and equivalents by the weighted average number of common shares and equivalents outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares, warrants and stock options had been issued and if the additional common shares were dilutive. Diluted EPS is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding options and the if-converted method for the outstanding convertible preferred shares. Under the treasury stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, convertible outstanding instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later).

	September 30, 2013	September 30, 2014
Net loss	$(413,655)	$(409,617)

Weighted average number of shares used in computing basic and diluted net (loss) income per share:

Basic	10,000,000	10,000,000
Diluted	10,000,000	10,000,000

Net loss per share
Basic	$(0.041)	$(0.041)
Diluted:	$(0.041)	$(0.041)

As September 30, 2014, there were potentially dilutive securities for the $68,000 warrants issued and outstanding. Such securities were excluded from diluted earnings per share as their effect would be anti-dilutive for the period ended September 30, 2014.

Intangible Assets
The Company records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset.  Finite-lived intangible assets primarily consist of software development capitalized. Finite-lived intangible assets are amortized on a straight-line basis and are tested for recoverability if events or changes in circumstances indicate that their carrying amounts may not be recoverable. These intangibles have useful lives ranging from 1 to 10 years. No events or changes in circumstances indicate that impairment existed as of September 30, 2014.

Recently Issued Accounting Pronouncements
There have been no new accounting pronouncements during the nine months ended September 30, 2014 that we believe would have a material impact on our financial position or results of operations.

Note 3 – INTANGIBLE ASSETS

Intangible assets consist of the following as of September 30, 2014:

September 30, 2014
Development costs	$33,951
Trademarks and Licenses	16,714
50,665
Accumulated amortization	(36,378)
$14,287

Development costs are amortized over 3 years.  Licenses are amortized over 5 years.

Trademarks for $6,714 were deemed to have indefinite lives and are not amortized but are tested for impairment annually.  As of September 30, 2014, the Company concluded there was no impairment.

Amortization expense was $3,993 and $5,138 for the nine months ended September 30, 2014 and 2013, respectively.  Amortization for the Company’s intangible assets over the next five years from September 30, 2014 is estimated to be:

Amortization table:
Septamber 30, 2015	$4,780
September 30, 2016	$2,793
$7,573

Note 4 – RELATED PARTY TRANSACTIONS

On January 1, 2014 the Managing Members of Code Rebel, LLC agreed to sell the office condominium (condo) to Bump Networks, Inc.  Bump Networks, Inc. will assume the related mortgage and the difference between the mortgage assumption and the sales price reduced the loan payable to Bump Network, Inc.  The net amount applied against the loan was $117,041.

Sales price	$446,878
Mortgage assumption	(329,837)
Bump Networks loan reduction	$117,041

As of September 30, 2014 and 2013, the Company contracted services from a related company controlled by a member and officers of this Company. Contracted services included development and technology costs and administrative services that amounted to $76,483 and $98,581, respectively, during the nine months ended September 30, 2014 and 2013.

As of September 30, 2014 , the Company had amounts payable to the related company of $617,758.

Note 5 – LINE OF CREDIT

Code Rebel, LLC obtained a line of credit with First Hawaii Bank on May 21, 2012 for $50,000 with adjustable interest rate.  The terms of the current line of credit is interest at 6.4635% per annum, minimum monthly payments of $263.38 for interest with final payment due by May 31, 2016.  The line of credit is guaranteed by an officer of the Company.  As of September 30, 2014, The Company had an aggregate outstanding balance of $49,724.

Note 6 – NOTES PAYABLE

Mortgage Note Payable
In May 2011, Code Rebel, LLC purchased an office condominium (condo) in the amount of $480,381 to be used as its primary location for program and support services.  The condo was purchased by assuming the loan balance of $368,000 from the seller with Hawaii National Bank.  The terms of the current note payable is interest at 3.375% per annum, monthly payments of $2,000 until June 2022 when the final payment of approximately $194,787 is due.   The mortgage was assumed by Bump Networks, Inc. as of January 1, 2014. (See Note 4)

Notes Payable
The company has issued $1,360,000 of convertible notes payable as of September 30, 2014.  Terms of the notes include: right to convert the note automatically at the next equity financing or upon the event of a Corporate Transaction prior to full payment of a note or prior to the time when a note may be converted and interest accrued at the rate of six percent (6%) per annum, compounded annually.

Note payable with interest at 6% per annum due on December 18, 2015. Issued $24,250 in stock warrants, see note 7.	$485,000
Note payable with interest at 6% per annum due on December 19, 2015. Issued $10,000 in stock warrants, see note 7.	200,000
Note payable with interest at 6% per annum due on December 19, 2015. Issued $2,500 in stock warrants, see note 7.	50,000
Note payable with interest at 6% per annum due on January 2, 2016. Issued $7,5000 in stock warrants, see note 7.	150,000
Note payable with interest at 6% per annum due on January 29, 2016. Issued $6,250 in stock warrants, see note 7.	125,000
Note payable with interest at 6% per annum due on February 4, 2016. Issued $12,500 in stock warrants, see note 7.	250,000
Note payable with interest at 6% per annum due on February 5, 2016. Issued $5,000 in stock warrants, see note 7.	100,000
Total	1,360,000

Discount on debt from warrants issued	(55,130)
Net book balance	$1,304,870

As of September 30, 2014, total loans outstanding were classified as follows:

Current portion	$-
Long term portion	1,304,870
Total Due	$1,304,870

A maturity of these loans is as follows as of September 30, 2014:

September 30,
2015	$-
2016	1,304,870
$1,304,870

Note 7 – STOCK WARRANTS

As of September 30, 2014 the Company has $68,000 in stock warrant liabilities from the seven notes payables discussed in note 6.  Each warrant allows the warrant holder to purchase share of the Company’s common stock from the value of the warrants.  There is no vesting period.

During the period ended September 30, 2104 no warrants were exercised.

Note 8 –STOCKHOLDERS’ DEFICIT

Common Stock
The Company has 20,000,000 shares of Common Stock authorized at a par value of $0.0001 as of September 30, 2014.  There were 10,000,000 shares issued and outstanding from the Reorganization on May 20, 2014.  Each Common shareholder has one (1) vote.

Dividend Policy
The Company has not yet adopted a policy regarding the payment of dividends and no dividends have been declared.

Note 9 – INCOME TAX

The following is the income tax expense reflected in the Statement of Operations for the period ended September 30, 2014 and 2013:

INCOME TAX EXPENSES
	September 30, 2014	September 30, 2013
Income tax expense - current	$-	$-
Income tax expense - deferred	-	-
Total	$-	$-

The following are the components of loss before income tax reflected in the Statement of Operations for the period ended September 30, 2014 and 2013:

COMPENENTS OF LOSS BEFORE INCOME TAX
	September 30, 2014	September 30, 2013
Loss before income tax	$(413,655)	$(406,617)
Income tax	$-	$-
Effective tax rate	0%	0%

The following is a reconciliation of the provision for income taxes at the US federal income tax rate to the income taxes reflected in the Statement of Operations for the period ended September 30, 2014:

INCOME TAX RATE RECONCILIATION
	September 30, 2014	September 30, 2013
US statutory rates	34%	34%
Loss from operatinos	(34)%	(34)%
Tax expense at actual rate	0%	0%

Note 10 – LEGAL MATTERS

Aqua Connect, Inc. v. Code Rebel, LLC

Aqua Connect, Inc. brought a case against the Company in the United States District Court for the Central District of California in 2011.  Aqua Connect, Inc. alleged that the Company had misappropriated Aqua Connect trade secrets, software and technologies since January, 2008. The Complaint alleged that on or around September of 2009, Code Rebel began distributing a product, iRAPP Terminal Server, which was the result of the Company reverse engineering of Aqua Connect Terminal Server.

In September 2011, the Federal Court dismissed some of the claims by Aqua Connect, Inc.  Nevertheless, the Court allowed Aqua Connect to amend its allegations to attempt a proper claim. Later, in November 2011, Aqua Connect's trade secret misappropriation claims were again dismissed by the United States District Court for the Central District of California, this time without giving Aqua Connect right to amend.

In February 2012, Aqua Connect, Inc. announced again that it had filed suit against the Company in the Superior Court of California, stating that Code Rebel, LLC had misappropriated Aqua Connect trade secrets, software and technologies since January 2008.

Effective October 3, 2013 both parties entered into a binding Arbitration Agreement.  On July 24, 2014, the JAMS Arbitration file the Final Award ruling that Aqua Connect failed to establish any act of reverse engineering by Code Rebel or any other illegal acts that would support their claims.  The case was dismissed in full in favor of the Company.

Note 11 –SUBSEQUENT EVENTS

Management has evaluated events subsequent through October 29, 2014 for transactions and other events that may require adjustment of and/or disclosure in such financial statements and the Company have nothing to report in this regard.

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

Report of Independent Registered Public Accounting Firm

Board of Managers and Members of

Code Rebel, LLC

We have audited the accompanying balance sheets of Code Rebel, LLC (the “Company”) as of December 31, 2013 and 2012, and the related statements of income, changes in deficit, and cash flows for each of the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Lichter, Yu & Associates, Inc.

Lichter, Yu & Associates, Inc.
Encino, California
August 4, 2014

CODE REBEL, LLC
BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

ASSETS	2013	2012
CURRENT ASSETS
Cash and cash equivalents	$3,323	$5,313
Accounts receivable	119	1,343
Prepaid expenses	1,419	2,134
TOTAL CURRENT ASSETS	4,861	8,790

NON-CURRENT ASSETS
Intangible assets, net	18,280	18,416
Property and equipment, net	447,850	459,973
TOTAL NON-CURRENT ASSETS	466,130	478,389

TOTAL ASSETS	$470,991	$487,179
LIABILITIES AND DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$605	$4,895
Payable to related party	889,016	359,702
Current portion, note payable	13,064	11,650
TOTAL CURRENT LIABILITIES	902,685	376,247

NON-CURRENT LIABILITIES
Line of credit	50,026	-
Notes payable, net of current portion	316,773	329,838
TOTAL NON-CURRENT LIABILITIES	366,799	329,838

TOTAL LIABILITIES	1,269,484	706,085

TOTAL DEFICIT	(798,493)	(218,906)

TOTAL LIABILITIES AND DEFICIT	$470,991	$487,179

The accompanying notes are an integral part of these audited financial statements.

CODE REBEL, LLC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenue	$146,763	$168,188
Cost of revenue	129,278	173,990
Gross profit (loss)	17,485	(5,802)

Operating Expenses
Depreciation and amortization expense	18,973	19,904
Advertising and promotion	75,474	5,605
Professional expenses	465,171	108,900
General and administration expenses	18,465	4,524
Total operating expenses	578,083	138,933
Loss from operations	(560,598)	(144,735)

Other Expense
Interest expense	15,472	17,642
Other expenses	3,517	2,355
Total Other Expense	18,989	19,997

Loss before provision for income taxes	(579,587)	(164,732)

Provision for income taxes	-	-

Net loss	$(579,587)	$(164,732)

The accompanying notes are an integral part of these audited financial statements

CODE REBEL, LLC
STATEMENTS OF CHANGES IN DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Balance at beginning of year	$(218,906)	$(54,174)
Net loss	(579,587)	(164,732)
Balance at end of year	$(798,493)	$(218,906)

The accomopanying notes are an integral part of these autdited financial statements

CODE REBEL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

Net Loss	$(579,587)	$(164,732)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	18,973	19,904

(Increase) decrease in assets:
Accounts receivable	1,224	(1,343)
Prepaid expenses	715	(838)
Increase (decrease) in current liabilities
Accounts payable and accrued expenses	(4,290)	(17,145)
Net cash used in operating activities	(562,965)	(164,154)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets	(6,715)	-
Net cash used in investing activities	(6,715)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Related party loan receivable, net	-	15,003
Related party payable, net	529,314	164,220
Payment of loan payable	(11,650)	(10,509)
Proceeds from line of credit	50,026	-
Net cash provided by financing activities	567,690	168,714

Net (decrease) increase in cash and cash equivalents	(1,990)	4,560

Cash and cash equivalents at the beginning of the period	5,313	753
Cash and cash equivalents at the end of the period	$3,323	$5,313

S UPPLEMENTAL DIS CLOS URES :

Cash paid during the year for: Income tax payments	$-	$-
Interest payments	$15,472	$17,642

The accompanying notes are an integral part of these audited financial statements

 CODE REBEL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

Note 1 – BASIS OF PRESENTATION AND ORGANIZATION

Organization

Code Rebel, LLC (the ”Company”) was organized under the laws of the State of Hawaii on April 27, 2007.  The idea behind Code Rebel was to create a new remote access protocol that would allow the user to access a specific application on a remote Mac computer. After two years of development the protocol concept was extended to be able to merge remote Mac desktop with local Windows desktop. Finally the company developed the full iRAPP Protocol specification, multi-user terminal server for Mac (iRAPP TS), client-side application for Windows (iRAPP Client for Windows) and client-side application for Mac (iRAPP Client for Mac). After multiple requests from customers in 2008, 2009 the support for Microsoft's Remote Desktop Protocol (RDP) has been added. Today, customers can connect to remote Mac using iRAPP Client or any existing RDP Client. Also Code Rebel is distributing iRAPP Terminal Server under single-user license as "iRAPP". The iRAPP TS provides a wide range of usage cases. Our customers are using iRAPP TS to build OSX/iOS applications, access and print corporate documents, run shared business applications, perform quality assurance, control and maintain servers and personal computers remotely.  Code Rebel's Load Balancing solution (free addition to iRAPP TS), allows customers to create a cluster of terminal servers, so multiple users can access multiple servers, using a single entry point.

When used in these notes, the terms "Company," "we," "our," or "us" mean Code Rebel, LLC.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements were prepared in conformity with generally accepted accounting principles in the United States (“US GAAP”).

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined.

Reportable Segment
The Company has one reportable segment.   The Company’s activities are interrelated and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based on analysis of financial products provided as a single global business.

Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Cost of Revenue
Cost of revenue includes; programs licensed; operating costs including costs of funds and related product support service centers to drive traffic to our websites, costs incurred to support and maintain products and services, costs associated with the delivery of consulting services and the amortization of capitalized intangible software costs. Capitalized intangible software costs are amortized over the estimated lives of the products.

Research and Development
Research and development expenses include payroll, employee benefits, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are put into service. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.  Research and development expense is included as an operating expense.

Income Taxes
The Company utilizes the liability method of accounting for income tax.  Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statements and tax basis of assets and liabilities measured by the current enacted tax rates in effect for the years in which these differences are expected to reverse.  Because there is no material difference between the financial accounting and tax basis of the assets and liabilities for the subsidiaries, no deferred tax assets or liabilities were recorded.

The Company has adopted accounting standards for the accounting for uncertain income taxes.  These standards provide guidance for the accounting and disclosure about uncertain tax positions taken.  Management believes that all of the positions taken in its federal and states income tax returns are more likely than not to be sustained upon examination.

As of December 31, 2013 and 2012, the Company had not taken any significant uncertain tax positions on its tax returns for 2013 and prior years or in computing its tax provision for 2013.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities.  The Company places its cash in what it believes to be credit-worthy financial institutions.

Risks and Uncertainties
The Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and technologies and limited operating history.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.  Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Equivalents
Cash and equivalents include cash in hand and cash in demand deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.  The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Property & Equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows:

Computer software                                                      3 to 10 years
Computer hardware                                                     5 to 15 years
Furniture and equipment                                            3 to 5 years
Building                                                                         31.5 years

As of December 31, 2013 and 2012, fixed assets consisted of the following:

	2013	2012
Furniture and Equipment	$7,828	$7,828
Building	351,781	351,781
Land	128,600	128,600
Accumulated Depreciation	(40,359)	(28,236)
	$447,850	$459,973

As of December 31, 2013 and 2012, depreciation expense was $12,123 and 13,053, respectively.

Fair Value of Financial Instruments
For certain of the Company’s financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.  ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company.  ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.  The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.  The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

As of December 31, 2013 and 2012, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Intangible Assets
The Company records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset.  Finite-lived intangible assets primarily consist of software development capitalized. Finite-lived intangible assets are amortized on a straight-line basis and are tested for recoverability if events or changes in circumstances indicate that their carrying amounts may not be recoverable. These intangibles have useful lives ranging from 1 to 10 years. No events or changes in circumstances indicate that impairment existed as of December 31, 2013.

Recently Issued Accounting Pronouncements
There have been no new accounting pronouncements during the year ended December 31, 2013 that we believe would have a material impact on our financial position or results of operations.

Note 3 – INTANGIBLE ASSETS

Intangible assets consist of the following as of December 31, 2013 and 2012:

	2013	2012
Development Costs	$33,951	$33,951
Trademarks and Licenses	16,714	10,000
	50,665	43,951
Accumulated amortization	(32,385)	(25,535)
	$18,280	$18,416

Development costs are amortized over 3 years.  Licenses are amortized over 5 years.

Trademarks were deemed to have indefinite lives and are not amortized but are tested for impairment annually.  As of December 31, 2013 and 2012, the Company concluded there was no impairment.

Amortization expense was $6,850 and $6,851 for the years ended December 31, 2013 and 2012, respectively.

Amortization for the Company’s intangible assets over the next five fiscal years from December 31, 2013 is estimated to be:

Amortization table:

December 31, 2014	$5,850
December 31, 2015	4,850
December 31, 2016	866
$11,566

Note 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013 and 2012, the Company contracted services from a related company controlled by a member and officer of this Company. Contracted services included development and technology costs and administrative services that amounted to $120,538 and $169,821, respectively.

The above related party also provided working capital of $408,776 during the year ended December 31, 2013.

As of December 31, 2013 and 2012, the Company had amounts payable to the related company of $889,016 and $359,702, respectively.

Note 5 – NOTES PAYABLE

In May 2011, Code Rebel, LLC purchased an office condominium (condo) in the amount of $480,381 to be used as its primary location for program and support services.  The condo was purchased by assuming the loan balance of $368,000 from the seller with Hawaii National Bank.  The terms of the current note payable is interest at 3.375% per annum, monthly payments of $2,000 until June 2022 when the final payment of approximately $194,787 is due.   The mortgage note is a first trust deed secured by the condo.  As of December 31, 2013 and 2012, The Company had an aggregate outstanding balance of $329,837 and $341,488, respectively.

Current portion	$13,064	$11,650
Long term portion	316,773	329,838
Total Due	$329,837	$341,488

A five year maturity of these loans is as follows as of December 31, 2013:

December 31, 2013:
2014	$13,064
2015	13,511
2016	13,974
2017	14,453
Thereafter	274,835
$329,837

Note 6 – LINE OF CREDIT

Code Rebel, LLC obtained a line of credit with First Hawaii Bank on May 21, 2012 for $50,000 with adjustable interest rate.  The terms of the current line of credit is interest at 6.4635% per annum, minimum monthly payments of $273 for interest with final payment due by May 31, 2016.  The line of credit is guaranteed by a member of the Company.  As of December 31, 2013, the Company had an aggregate outstanding balance of $50,026.

Note 7 – INCOME TAX

The Company files its own federal and state income tax returns.  Due to the nature of a limited liability company the members are taxed directly on the profits and losses of the Company.

Note 8 – LEGAL MATTERS

Aqua Connect, Inc. v. Code Rebel, LLC

Aqua Connect, Inc. brought a case against the Company in the United States District Court for the Central District of California in 2011.  Aqua Connect, Inc. alleged that the Company had misappropriated Aqua Connect trade secrets, software and technologies since January, 2008. The Complaint alleged that on or around June of 2009, Code Rebel began distributing a product, iRAPP Terminal Server, which was the result of the Company reverse engineering of Aqua Connect Terminal Server.

In September 2011, the Federal Court dismissed some of the claims by Aqua Connect, Inc.  Nevertheless, the Court allowed Aqua Connect to amend its allegations to attempt a proper claim. Later, in November 2011, Aqua Connect's trade secret misappropriation claims were again dismissed by the United States District Court for the Central District of California, this time without giving Aqua Connect right to amend.

In February 2012, Aqua Connect, Inc. announced again that it had filed suit against the Company to the Superior Court of California, stating that Code Rebel, LLC had misappropriated Aqua Connect trade secrets, software and technologies since January 2008.

Effective October 3, 2013 both parties entered into a binding Arbitration Agreement.  This Arbitration was settled in favor of the Company on July 24, 2014, see Note 9.

Note 9 –SUBSEQUENT EVENTS

Management has evaluated events subsequent through August 4, 2014 for transactions and other events that may require adjustment of and/or disclosure in such financial statements and these included:

●
On January 1, 2014, the Managing Members of the Company agreed to sell the condo to Bump Networks, Inc.  Bump Networks, Inc. will assume the related mortgage and the difference between the mortgage assumption and the sales price will reduce the loan payable to Bump Network, Inc.

●
On May 20, 2014, the Members of the Company entered into a securities exchange agreement (Agreement) with Code Rebel Corporation for 10,000,000 shares of Code Rebel, Inc.  Upon consummation of the agreement, Code Rebel, LLC will become a wholly owned subsidiary of Code Rebel Corporation.

●
On July 24, 2014, the JAMS Arbitration filed the Final Award ruling that Aqua Connect failed to establish any act of reverse engineering by Code Rebel or any other illegal acts that would support their claims.  The case was dismissed in full in favor of the Company.

2,000,000 Shares
Common Stock

PROSPECTUS

______, 2015

Sole Book-Running Manager

Until ______, 2015, all dealers that effect transactions in these securities may be required to deliver a prospectus, regardless of whether they are participating in this offering.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting commissions, to be paid in connection with the sale of all 2,000,000 shares of common stock being registered, all of which we will pay.  All amounts, other than the SEC registration fee, the Nasdaq Capital Market listing application fee, and the FINRA filing fee are estimates.

SEC registration fee	$1,162
Nasdaq listing application fee	5,000
Printing expenses	2,000
FINRA filing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent fees	*
Miscellaneous	*
Total	$250,000
_______________

* To be filed by amendment.

Item 14.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities.  A summary of the circumstances in which such indemnification provided for is contained herein.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status.  Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interest; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful.  Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, he is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense.  In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interest and must not have been adjudged liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.  Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter.  Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, corporate bylaws, resolutions of our stockholders or disinterested directors, or otherwise.  These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him in such capacity arising out of his status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

Article 8 of our corporate bylaws provides that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act of 1933; however, we are in the process of obtaining such insurance.

Item 15.  Recent Sales of Unregistered Securities

The following is a summary of transactions by us from our formation in May 2014 through the date of this registration statement involving sales of our securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act.

We were initially formed as a limited liability company in Hawaii, in April 2007, and subsequently incorporated in Delaware in May 2014.  In May 2014, all of the members of Code Rebel LLC exchanged their membership interests in Code Rebel LLC for an aggregate of 10,000,000 shares of common stock of Code Rebel Corporation.

Effective as of September 30, 2014, we completed a private placement of $1,360,000 in aggregate principal amount of our 6% unsecured promissory notes and warrants to purchase 68,000 shares of common stock to seven unaffiliated institutional and accredited investors.  Pursuant to the terms of the 6% unsecured promissory note and warrant agreements negotiated with the investors at arm’s length, upon completion of a “net equity financing” in the amount of $750,000 or more (which includes this offering), all of the outstanding notes will automatically convert into shares of our common stock at a conversion price equal to the lower of (i) 80% of the sale or implied price of our common stock in such net equity financing (in this case, the conversion price would be $4.00 per share) or (ii) a price based on dividing $10,000,000 by the number of our outstanding shares of common stock immediately prior to such net equity financing (in this case, the conversion price would be $1.00 per share, because there are currently 10,000,000 outstanding shares of common stock).  If not earlier converted, the notes mature 18 months after the date of their issuance.

The warrants included in the private placement entitle the investors to purchase shares of our common stock in a number determined by dividing 5% of the principal amount of their notes by the exercise price of the warrants, which is stated to be the same price as the conversion price of the notes when determinable.  The warrants are exercisable for three years after their issuance date and may be exercised on a cashless basis at any time following 180 days after the date of their issuance in the event the underlying shares have not been registered for resale with the SEC.

Contemporaneously with the closing of this offering, based on a $1.00 conversion price per share, we will issue 1,360,000 shares of our common stock upon the automatic conversion of the notes, and warrants to purchase a total of 68,000 shares of our common stock at an exercise price of $1.00 per share.

We have agreed to register for resale such number of shares of common stock issuable upon conversion of the notes which, if sold at the per share purchase price of the net equity financing (in this case, the proposed $5.00 initial public offering price per share), would enable the investors to sell such shares to recoup the entire original principal amount of their notes.  The remaining shares issuable upon conversion of the notes will be subject to an 18-month lock-up restricting their sale.

The net proceeds of the 2014 private placement are being used for our working capital and capital expenditure requirements.  We did not use the services of a placement agent or other financial intermediary in connection with the private placement.

For each of the above transactions exempt from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, the individuals and entities to which we issued securities are unaffiliated with us. For each such sale, no advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of ours or our executive officers, and transfer was restricted by us in accordance with the requirements of the Securities Act. Each of such persons represented to us that they were accredited or sophisticated investors, that they had been given access to the information they requested to make their investment decision, that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons had access to our SEC filings. Accordingly, we believe that the issuances of the securities listed above were exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
1.2	Form of Representative’s Warrant.*
3.1	Certificate of Incorporation of the Company. **
3.2	Amended and Restated Certificate of Incorporation of the Company. **
3.3	Bylaws of the Company. **
4.1	Specimen Common Stock Certificate. **
5.1	Opinion of Olshan Frome Wolosky LLP, as to the legality of the common stock.
10.1	Form of Note and Warrant Purchase Agreement for sale of 6% unsecured promissory notes. **
10.2	Form of Warrant issued to purchasers of 6% unsecured promissory notes. **
10.3	Website and Software Development Agreement with Bump Networks, Inc. **
10.4	Employment Agreement with Arben Kryeziu.*
10.5	Employment Agreement with Reid Dabney.*
10.6	2014 Equity Incentive Award Plan. **
10.7	Escrow Agreement. *
10.8	Microsoft Communications Protocol Program License Agreement, dated as of June 24, 2009, between Microsoft Licensing, GP and the Company
10.9	Property Sales Contract
14.1	Code of Ethics and Business Conduct. **
14.2	Code of Ethics for the CEO and Senior Financial Officers. **
21.1	Subsidiaries of the Company. **
23.1	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 5.1).
23.2	Consent of Lichter, Yu and Associates, Inc.

*  To be filed by amendment.
** Previously filed

(b)           Financial Statement Schedules

None.

Item 17.  Undertakings

1.           The undersigned registrant hereby undertakes:

a.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.           For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.           Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

e.           To provide to the placement agent at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

f.           That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

g.           That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2.           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 20th day of January 2015 .

CODE REBEL CORPORATION

By:	/s/ Arben Kryeziu
Arben Kryeziu Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Code Rebel Corporation, hereby severally constitute and appoint Arben Kryeziu and Reid Dabney, and each of them (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arben Kryeziu	Chairman, President and Chief Executive Officer (principal executive officer)	January 20, 2015
Arben Kryeziu
/s/ Volodymyr Bykov	Vice President and Chief Technology Officer and Director	January 20, 2015
Volodymyr Bykov
/s/ Reid Dabney	Chief Financial Officer and Secretary (principal financial and accounting officer)	January 20, 2015
Reid Dabney
/s/ James Canton	Director	January 20, 2015
James Canton

/s/ David Dwelle	Director	January 20, 2015
David Dwelle